INTERIM REPORT 2007

中期報告

Television Broadcasts Limited
電視廣播有限公司

Stock Code 股份代號：511

INTERIM REPORT 2007

CONTENTS

CORPORATE INFORMATION

BOARD OF DIRECTORS

EXECUTIVE DIRECTORS

Sir Run Run SHAW, G.B.M. *(Executive Chairman)*
Dr. Norman LEUNG Nai Pang, G.B.S., LL.D., J.P. *(Executive Deputy Chairman)*
Mona FONG *(Deputy Chairperson and Acting Managing Director)*

NON-EXECUTIVE DIRECTORS

Dr. CHOW Yei Ching, G.B.S.
Christina LEE LOOK Ngan Kwan
Kevin LO Chung Ping
HO Ting Kwan *(resigned on 13 April 2007)*

INDEPENDENT NON-EXECUTIVE DIRECTORS

Edward CHENG Wai Sun, S.B.S., J.P.
Chien LEE
Dr. LI Dak Sum, DSSc. (Hon.), J.P.
Gordon SIU Kwing Chue, G.B.S., J.P. *(appointed on 10 July 2007)*
Robert SZE Tsai To

ALTERNATE DIRECTOR

Anthony LEE Hsien Pin *(Alternate Director to Christina Lee Look Ngan Kwan)*

BOARD COMMITTEES

EXECUTIVE COMMITTEE

Sir Run Run SHAW *(Chairman)*
Dr. Norman LEUNG Nai Pang
Mona FONG
Christina LEE LOOK Ngan Kwan
Kevin LO Chung Ping

AUDIT COMMITTEE

Robert SZE Tsai To *(Chairman)*
Chien LEE
Gordon SIU Kwing Chue *(appointed on 10 July 2007)*
HO Ting Kwan *(resigned on 13 April 2007)*

REMUNERATION COMMITTEE

Chien LEE *(Chairman)*
Edward CHENG Wai Sun
Robert SZE Tsai To

EXECUTIVE OFFICERS

SENIOR MANAGEMENT

George CHAN Ching Cheong *(Assistant Managing Director)*
Stephen CHAN Chi Wan *(General Manager – Broadcasting)*
CHEONG Shin Keong *(General Manager – Broadcasting)*
Mark LEE Po On *(General Manager – Finance and Administration, appointed on 1 February 2007)*

COMPANY SECRETARY

Adrian MAK Yau Kee

REGISTERED OFFICE

TVB City, 77 Chun Choi Street
Tseung Kwan O Industrial Estate
Kowloon, Hong Kong

AUDITORS

PricewaterhouseCoopers
33/F, Cheung Kong Centre
2 Queen's Road Central
Hong Kong

SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
46/F, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

CHAIRMAN'S STATEMENT

The directors of Television Broadcasts Limited ("Directors") are pleased to present the interim report and condensed accounts for the six months ended 30 June 2007 in respect of Television Broadcasts Limited (the "Company" or "TVB") and its subsidiaries (the "Group"). The consolidated income statement, consolidated cash flow statement and consolidated statement of changes in equity of the Group for the six months ended 30 June 2007, and the consolidated balance sheet of the Group as at 30 June 2007, all of which are unaudited and condensed, along with selected explanatory notes, are set out on pages 14 to 32 of this report.

INTERIM DIVIDEND

Directors are pleased to declare an interim dividend of HK$0.30 (2006: HK$0.25) per share for the six months ended 30 June 2007 to shareholders who are on the Register of Members on 19 September 2007. A total of 438,000,000 ordinary shares of HK$0.05 each were in issue as of 30 June 2007.

CLOSURE OF BOOKS

The Register of Members of the Company will be closed from 18 September 2007 to 19 September 2007, both dates inclusive, during which period, no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30 p.m. on Monday, 17 September 2007. Dividend warrants will be despatched to shareholders on or around 27 September 2007.

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

Operating Results for the Period

For the six months ended 30 June 2007 (the "Period"), the Group recorded a turnover of HK$1,919 million (2006: HK$1,887 million), which represented an increase of 2% over the same period of last year. Cost of sales amounted to HK$841 million (2006: HK$836 million), which represented an increase of 1%. Gross profit for the Period stood at HK$1,078 million (2006: HK$1,051 million).

Included in cost of sales were the cost of programmes, film rights, movies and stocks for the Period which amounted to HK$547 million (2006: HK$527 million), representing an increase of 4%.

Selling, distribution and transmission costs for the Period amounted to HK$215 million (2006: HK$228 million), which represented a decrease of 6%. General and administrative expenses amounted to HK$252 million (2006: HK$223 million), which represented an increase of 13%.

Other operating income for the Period amounted to HK$16 million (2006: HK$21 million) which was principally attributable to foreign exchange gains.

Share of the losses of an associate, TVB Pay Vision Holdings Limited, decreased from HK$87 million to HK$69 million for the Period, which represented a reduction of 20%.

The Group's income tax expense for the Period amounted to HK$105 million (2006: HK$96 million), which represented an increase of 9%.

The profit attributable to equity holders amounted to HK$497 million (2006: HK$470 million), which represented an increase of 6%. The earnings per share was HK$1.14 (2006: HK$1.07).

Business Review and Prospects

Terrestrial Television Broadcasting

(a) Advertising Revenue

Advertising revenue grew by a healthy 7% for the Period. The resurgence of local property advertising was a major contributor. Through offering a diversified mix of advertising formats including programme sponsorships, product placements and long duration commercials, we managed to more than double the local property spending, making it the largest spending category and contributing to almost one quarter of the growth in the Period.

Banks' advertising spending on television was up by more than 50% and this just managed to offset the decline in the spending by the credit card category. High single-digit growth in retail sales supported a healthy increase in advertising spending of many categories, contributing to the overall growth of the Period. Demand for tailor made sponsored programmes was particularly strong.

(b) Terrestrial Channels' Performance

TVB continued to attain a majority audience share in the terrestrial free TV market – the *Jade* channel achieved an average of 82% share[1] of the terrestrial Chinese channels during weekday prime time[2]; and *Pearl*, 78% audience share of the terrestrial English channels, weekly prime time[3]

The impact of television on creating talking points around town has once again been exemplified by *Jade's* mega hit *"Heart of Greed"*. Plots and deeds of its heroes/heroines and villains became talk-of-the-town and words of wisdom of the matriarch, played by Louise Lee, were circulated as quotable quotes on the internet and captured as ring-tones for mobile phones. The series achieved an average of 32 TVRs[4] and 86% share, with the rating in the final telecast week soared to 40 TVRs and 91% share. The comedy *"The Family Link"*, the top rated series for the Period which captured an average of 33 TVRs and 87% share, brought audience together through laughter and satires around realistic family problems. The audience found old-fashioned filial piety most touching in the total fantasy period piece *"Ten Brothers"*. The series, which contained much animation and computer graphic effects, attracted 32 TVRs and 90% share, and was an instant hit among young viewers.

Non-drama programmes excelled for their informative as well as entertaining elements. A new food/lifestyle programme *"Market Trotter"*, starring Chua Lam, a well-known gourmet and columnist, explored local culinary specialties, sampling the much diversified culinary culture in cities stretching from Asia to Europe. This series garnered an average of 23 TVRs and 86% share during regular Sunday nights. The second series to popular non-drama programmes were also well received. *"On The Road"*, which combined travelogue with personal experience of celebrity hosts, attained an average of 25 TVRs and 84% share on weekday nights; and *"Deal or No Deal"* which tested the venturing spirit of participants in trying to win high rewards, captured an average of 26 TVRs and 82% share on Sunday nights. With further enhancement in format and content, the fifth series of *"Body Talks"*, a health advisory-infotainment programme, averaged 23 TVRs and 77% share.

---

1 **Audience share (%)** is the percentage of ratings of a particular channel over the total ratings of the base channels for a specific period of time. When calculating audience share for free-to-air terrestrial channels in Hong Kong, the base would be the combined TV ratings (TVRs) of terrestrial Chinese channels or combined TVRs of terrestrial English channels.

2 *Jade's* weekday prime time runs from 7-11p.m.

3 *Pearl's* weekly prime time runs from 7 p.m. to midnight.

4 **TV Ratings (TVRs)** represent the size of the audience expressed as a percentage of the total TV population of individuals age 4 or above (4+). For 2007, the TV population is 6,482,000, and therefore, 1 TVR represents 64,820 viewers (1% of the 4+ TV population).

As the world started to run up to the 2008 Olympics in Beijing, we have begun to prepare the audience for this world event in a series of lead-in programmes during weekday evenings in the form of quiz shows and mini info-programmes, which were well received.

(c) Digitisation

Since the last Chairman's statement, we have made further progress in our digitisation plans in the construction and upgrade of our transmission network.

During the Period, many important standards were announced. The China National Standard was confirmed as the channel coding and modulation standard for digital terrestrial TV broadcasting in Hong Kong. This enabled all parties including broadcasters, set-top-box manufacturers, TV set manufacturers, electrical appliance retailers and in-building coaxial cable distribution installers to commence their respective activities. Both MPEG-2 and MPEG-4 Part 10 were confirmed to be the approved source coding standards for the new services on the single frequency network.

The focus of our work for the next few months will be the finalization of our transmission infrastructure at Temple Hill, confirmation of the standard for middleware, testing of set-top-boxes and completion of our high definition production facilities within TVB City.

Programme Licensing and Distribution

During the Period, the overall revenue from programme licensing and distribution recorded a single-digit percentage growth. In particular, we saw encouraging revenue growth from the distribution of our programmes through the new media, namely the video-on-demand ("VOD") service providers. Currently, these VOD providers operate in Mainland China, Taiwan, and Canada, and we anticipate that as new VOD supply contracts are entered into, our VOD distribution areas would further include Malaysia, Singapore and USA in the second half of 2007.

Despite tough competition in the market, we managed to maintain a stable telecast licensing revenue in our major markets. In Taiwan, the licensing of TVB drama series to other TV stations outside our own network not only brought in additional revenue, but also helped increase the exposure for TVB programmes in that market.

In Mainland China, we have successfully completed a number of co-production projects with different TV stations and media groups in non-drama as well as drama programmes. Among the most prominent of these projects was the drama series *"Drive of Life"* which was co-produced with China International TV Corporation, a wholly-owned subsidiary of China Central Television (CCTV). The drama series was premiered on CCTV in June 2007, and on *Jade* in July 2007, followed by worldwide release on other platforms. We also co-produced a lifestyle programme series *"Market Trotter"* and *"The 10th Anniversary of Hong Kong Handover Special"* with Shenzhen Satellite TV, which were broadcast during primetime hours. These programmes helped extend our presence in Mainland China.

Other co-produced programmes have also been well received, notably *"Minutes To Fame"* in Malaysia and in Mainland China. The Group will continue to explore more opportunities for co-production.

Overseas Satellite Pay TV Platforms

Our satellite pay TV business demonstrated steady growth in the three operating territories, namely USA, Australia and Europe. Total number of subscribers to our platforms sustained a single-digit percentage growth in the Period, while the advertising revenue recorded a more encouraging double-digit percentage growth. TVB Satellite Platform USA has reached an agreement with DirecTV to telecast two TVB-owned Mandarin channels starting in August of this year. TVB Australia launched an enhanced Mandarin package in June 2007. All platforms are exploring alternative methods in content delivery, such as through IPTV (Internet Protocol Television), for more cost-effective multi-channel distribution and to reach potential subscribers who are not within satellite coverage.

Channel Operations

(a) TVBS – Taiwan

Economic environment in Taiwan remained weak during the Period. Even the traditionally Chinese New Year strong returns period had seen lacklustre advertising sales results in February 2007. The general weakness in the economy had adversely affected the spending of advertisers on all media including television. The advertising revenue of our Taiwan operations recorded a decline in the turnover during the Period. Efforts are being made to contain operating costs so as to maintain a reasonable profit margin. We anticipate that the Taiwan economy in the second half of the year will remain weak which will continue to impact negatively on our business.

(b) *TVB8* and *Xing He* Channels

Our strategy in strengthening our business relationship with Mainland China's TV stations had proven to be successful. *TVB8* collaborated with Beijing TV for the production of *"Beijing Chinese New Year Special 2007"* which was well received. The National TV Committee also awarded Beijing TV with The Best Chinese New Year Gala Show of the Year. Our cooperation with Beijing TV not only helps in enhancing TVB and *TVB8's* brand image and awareness, but also opens up new business opportunities.

In Singapore, both *TVB8* and *Xing He* channels are scheduled to be released on StarHub's basic package starting in September. We hope that this will further increase the exposure of the channels and in subscription revenue.

(c) Supply of Channels to TVB Pay Vision Limited ("TVBPV")

During the Period, TVB continued to supply a total of eight channels which comprise six entertainment channels: *TVB Lifestyle*, *TVB Drama*, *TVB Kids*, *TVB Classic*, *TVB Entertainment News* and *TVBM*; and two news channels *TVBN* and *TVBN2* to TVBPV on an exclusive basis. Programme line-ups for the entertainment channels were further strengthened. On *TVB Lifestyle*, new programmes launched included *"Speak Up"*, a forum on social issues, and *"At Your Service!"*, which offered tips on the employment and training of domestic helpers. The interview with the Honourable Henry Tang was among the highlights of *TVB Lifestyle*'s signature programme *"Be My Guest"*. *TVB Drama* was able to garner the latest, even same season broadcast, of hit Asian series such as the Japanese title *"The Family"*, Korean drama *"Princess Hours S"*, and Taiwanese idol drama *"Hanazakarino Kimitachihe"*. *TVB Classics' "Stardust Memories"* featured packages starring Lydia Shum and Carol "DoDo" Cheng. *TVB Entertainment News* covered major international and local film awards including *The 79th Annual Academy Awards*, *Festival de Cannes* and *The 26th Hong Kong Film Awards*. *TVB Kids* also launched *"Performing Arts Academy"*, from which young viewers can learn from maestro pianist Liu Shi Kun among other renowned performing artistes. *TVBM* organised and presented *"Your Music Choice Music Festival"* featuring local and Mainland talents and *"Live House"*, mini concerts held around town.

Other Businesses

(a) Investment in TVB Pay Vision Holdings Limited ("TVBPVH")

During the Period, TVB shared losses of HK$69 million of TVBPVH. When compared with the losses shared of HK$87 million for the same period in 2006, this represented an improvement of 20% which can be attributed to the new subscribers added during the Period.

As further disclosed in note 17 to the condensed consolidated financial information, the Group made a part disposal subsequent to 30 June 2007 of 217,173,552 shares of TVBPVH, representing 20% equity interest to a third party for a cash consideration of HK$140 million, subject to fulfilment of certain conditions. As a result of this transaction, TVB's interest in TVBPVH will be reduced to 29% on completion. The introduction of the new investor in the pay TV platform shall broaden the shareholder base of TVBPVH and enhance its future development.

(b) Internet Operations

We innovated an extensive range of interactive features/content in promoting our key dramas online and using telephone/SMS voting. This had paid off in terms of both programme rating and traffic at our website, www.tvb.com. For the drama *"Heart of Greed"*, we ran daily telephone/ SMS voting, artistes blogs, and online chat rooms, and provided expanded discussion forums and video clips of memorable scenes.

As a result, page views of our website during the 3-week promotion period increased significantly. We believe the enhanced online activity, coupled with matching of on-air promotions, helped to generate even more discussions about the drama in other internet sites, the print media and via word-of-mouth.

We are encouraged by this result and shall increase our activities in this area, with a view to also generating monetary returns through sponsorship.

(c) Magazine Publishing

The impact of free newspapers in taking share of advertising revenue was felt not just in the newspaper market but also in the magazine market. Advertising revenue declined by a single-digit percentage but circulation revenue was maintained. We invested in improved printing quality, photography and content association with TVB programmes and artistes, while keeping total operating costs flat. We believe that these measures will pay off and look forward to improving results in the second half.

FINANCIAL REVIEW

Liquidity and Financial Resources

As at 30 June 2007, the non-current assets of the Group stood at HK$2,154 million, which represented a decrease of 5% from 31 December 2006 of HK$2,259 million. The net decrease was mainly attributable to the decrease in the net book value of property, plant and equipment by HK$78 million and decrease in interest in associates by HK$13 million.

Trade and other receivables, prepayments and deposits decreased from HK$1,372 million to HK$1,258 million, which represented a decrease of 8% over last year end. This mainly related to seasonal variation attributable to a lower level of billing to customers in the first half of the year, when compared with the second half of the year. At 30 June 2007, specific provision had been made, where appropriate, to cover any potential bad and doubtful debts.

Trade and other payables and accruals decreased from HK$594 million to HK$523 million, which represented a decrease of 12% over last year end.

Bank deposits and cash balances as at 30 June 2007 amounted to HK$1,636 million, an increase of 2% over last year end (31 December 2006: HK$1,597 million). About 13% of bank deposits and cash balances were maintained in overseas subsidiaries for their daily operation. Bank deposits and cash balances held by the Group were denominated in Hong Kong dollars, Renminbi, US dollars and New Taiwan dollars.

As at 30 June 2007, the Group had no bank borrowings and therefore the gearing ratio is not applicable. The current ratio, expressed as a percentage of current assets to current liabilities, improved from 5.07 as at 31 December 2006 to 5.38 as at 30 June 2007. The total equity was HK$4,732 million (31 December 2006: HK$4,868 million).

As at 30 June 2007, capital commitments of the Group amounted to HK$779 million (31 December 2006: HK$821 million), which represented a decrease of 5%.

Contingent Liabilities

As at 30 June 2007, there were guarantees given to banks amounting to HK$10 million (31 December 2006: HK$9 million) for banking facilities granted to an investee company.

The Group had received protective profits tax assessment notices from the Inland Revenue Department of Hong Kong for the years of assessment 1998/99, 1999/2000 and 2000/01 on the profits generated by the Group's programme licensing and distribution business carried out overseas, to

which the Group had objected. Out of the total amounts assessed, the Group had been granted conditional holdovers by the purchase of Tax Reserve Certificates in the amounts of HK$24 million, HK$24 million and HK$20 million for the years of assessment 1998/99, 1999/2000 and 2000/01 respectively, whereas unconditional holdovers had been granted for the remaining assessed amounts of HK$74 million, HK$75 million and HK$97 million for the years of assessment 1998/99, 1999/2000 and 2000/01 respectively. The Group believes that the objection is well-founded, and is determined to defend the Group's position vigorously. On this basis, the Group is of the view that no additional tax provision is necessary.

Exposure to Fluctuations in Exchange Rates and Related Hedges

The Group's foreign currency exposures comprise trading and non-trading foreign currency translation exposures. Foreign exchange trading exposures mainly arises from trade receipts from overseas customers. The Group is also exposed to currency fluctuation on translation of the accounts of overseas subsidiaries and also on the repatriation of earnings and loans. In order to mitigate the potential impact of currency movement, the Group will closely monitor its foreign exchange risk and enter into forward exchange contracts to hedge its foreign exchange exposure when necessary. No forward exchange contract was entered into by the Group during the Period under review.

HUMAN RESOURCES

As of 30 June 2007, the Group employed, excluding Directors and freelance workers but including contract artistes and staff in overseas subsidiaries, a total of 4,535 full-time employees (31 December 2006: 4,557).

About 26% of our manpower was employed in overseas subsidiaries and was paid on a scale and system relevant to their localities and local legislations. For local employment, different pay schemes are operated for contract artistes, sales and non-sales employees. Contract artistes are paid either on a per-show basis or by a package of shows. Sales personnel are remunerated based on commission schemes. Non-sales personnel are remunerated on a monthly salary. Discretionary bonuses may be awarded as an incentive for better performance.

No employee share option scheme was adopted by the Group during the Period.

From time to time, the Group organises, either in-house or with vocational institutions, seminars, courses and workshops on subjects of technical interest, such as industrial safety, management skills and other related studies, apart from sponsorship of training programmes that employees may enrol on their own initiatives.

APPRECIATION

Mr. Ho Ting Kwan resigned from the Board of Directors of the Company on 13 April 2007. I, on behalf of the Board, would like to thank Mr. Ho for his contributions to the Company over the past years.

I would also like to take this opportunity to express my gratitude to all our stakeholders for their continued support to the TVB Group.

Run Run Shaw
Executive Chairman

Hong Kong, 29 August 2007

DIRECTORS' INTERESTS IN SHARES

As at 30 June 2007, the beneficial interests of Directors and chief executive in the shares of the Company as recorded in the register maintained under Section 352 of the Securities and Futures Ordinance were as follows:

	No. of Ordinary Shares of HK$0.05 Each				Percentage
	Personal Interests	Family Interests	Corporate Interests	Total	of Issued Capital (%)
Run Run Shaw	–	1,146,000#	141,174,828*(a)	142,320,828	32.49%
Christina Lee Look Ngan Kwan	602,144	–	16,701,000 (b)	17,303,144	3.95%
Mona Fong	1,146,000#	–	–	1,146,000	0.26%
Chien Lee	400,000	–	–	400,000	0.09%
Li Dak Sum	–	–	300,000 (c)	300,000	0.07%
Chow Yei Ching	100,000	–	–	100,000	0.02%

*Duplication of shareholdings occurred between parties # shown above and between parties * shown above and below under "Substantial Shareholders".*

Notes:

(a) *113,888,628 shares were held by Shaw Brothers (Hong Kong) Limited and 27,286,200 shares were held by The Shaw Foundation Hong Kong Limited, in which companies Shaw Holdings Inc. holds 74.58% and 100% equity interests respectively. Sir Run Run Shaw exerts 100% control over Shaw Holdings Inc. through The Sir Run Run Shaw Charitable Trust.*

(b) *10,377,000 shares were held by Trio Investment Corporation S.A., 1,581,000 shares were held by Crystal Investments Limited, 3,162,000 shares were held by Compass Inc. and 1,581,000 shares were held by Bonus Inc. and in respect of such shares only, directors of these companies are all accustomed to act in accordance with the directions of Mrs. Christina Lee Look Ngan Kwan.*

(c) *The shares were held by Roxy Property Investment Co. Ltd. in which Dr. Li Dak Sum holds a 100% equity interest.*

All the interests stated above represent long positions. The Company or its subsidiaries did not grant to Directors or chief executive or their spouse or children under 18 years of age any rights to subscribe for shares or debentures of the Company or any other body corporate.

Apart from the above, no interests or short positions were held or deemed or taken (under the Securities and Futures Ordinance) to be held by any Directors or chief executive of the Company in the shares or underlying shares in, or debentures of, the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance) as at 30 June 2007.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2007, the register of substantial shareholders maintained under Section 336 of the Securities and Futures Ordinance showed that the Company had been notified of the following substantial shareholders' interests (all being beneficial interests), being 5% or more of the Company's issued share capital.

	No. of Ordinary Shares of HK$0.05 Each	Percentage of Issued Capital (%)
Shaw Brothers (Hong Kong) Limited	113,888,628 *	26.00%
The Shaw Foundation Hong Kong Limited	27,286,200 *	6.23%
Marathon Asset Management Limited	26,288,000 (a)	6.02%
Matthews International Capital Management, LLC	21,923,833 (a)	5.00%

*Duplication of shareholdings occurred between parties * shown here and above under "Directors' Interests In Shares".*

Note:

(a) Interests were held in the capacity of investment manager.

All the interests stated above represent long positions. Save for the shares referred to above, no other person was recorded in the register kept pursuant to Section 336 of the Securities and Futures Ordinance as having an interest or short positions in the shares, underlying shares or debentures of, the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance) which represented 5% or more of the issued share capital of the Company as at 30 June 2007.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the Period, the Company had not redeemed any of its ordinary shares. Neither the Company nor any of its subsidiaries had purchased or sold any of the Company's ordinary shares.

CORPORATE GOVERNANCE

BOARD COMPOSITION

Mr. Ho Ting Kwan resigned as Director of the Company on 13 April 2007. The Executive Committee nominated and the Board approved the appointment of Mr. Gordon Siu Kwing Chue as Independent Non-executive Director with effect from 10 July 2007 to fill the vacancy left by Mr. Ho. Mr. Siu has given his confirmation of independence to the Company and to The Stock Exchange of Hong Kong Limited (the "Exchange"), and the Company is satisfied with Mr. Siu's independence pursuant to the guidelines set out in Rule 3.13 of the Rules Governing the Listing of Securities (the "Listing Rules") on the Exchange.

OTHER INFORMATION

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During the Period, the Company was in compliance with the Code Provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules except that the Executive Chairman is not subject to retirement by rotation at least once every three years (code provision A.4.2).

Pursuant to Article 114(d) of the Company's Articles of Association, the Chairman is exempted from retirement by rotation. The Board considers that the Chairman, being the founder of the Company, possesses a wealth of experience which is essential to the Board and contributes to the continued stability of the Company's business.

Save for the above, none of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the Period, in compliance with the Code.

COMPLIANCE WITH MODEL CODE

Since 1 September 2004, the Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules.

Mr. Ho Ting Kwan, who resigned as Director of the Company on 13 April 2007, confirmed that he had complied with the Model Code throughout the period between 1 January 2007 and 12 April 2007.

Mr. Mark Lee Po On, who was appointed as General Manager – Finance and Administration on 1 February 2007, confirmed that he had complied with the Model Code throughout the period between 1 February 2007 and 30 June 2007.

All other Directors (with the exception of Mr. Gordon Siu who was appointed as Director of the Company after the reporting period) and members of the Senior Management confirmed, following specific enquiries by the Company, that they had complied with the Model Code throughout the period between 1 January 2007 and 30 June 2007.

INTERNAL CONTROL

The Board has the responsibility for maintaining a sound and effective system of internal controls to safeguard the Company's assets and shareholders' interests.

The system of internal controls has been designed to safeguard assets from unauthorised use or disposition, ensure maintenance of proper accounting records, and ensure effective operation of the Company's business and compliance with regulations. Management is directly responsible for implementing the strategies and policies adopted by the Board, and for managing all of the Company's activities, including the operation of the internal control system. The system of internal controls is, however, designed to provide reasonable, but not absolute, assurance against material mis-statement or loss, and manage, rather than completely eliminate, the risk of system failure in operational systems.

The framework of internal control encompasses all controls incorporated into strategic governance and management processes, covering the Group's entire range of activities and operations, and not just those directly related to financial operations and reporting. It covers not only compliance matters, but extends also to the performance aspect of a business.

The Company has an extensive risk management framework, covering engineering (including broadcasting), programme production, production resources, marketing and sales, information technology, financial and compliance functions.

An annual review, pursuant to the requirement set out under Appendix 14 of the Listing Rules, of the effectiveness of the material controls, including financial, operational and compliance controls and risk management function, is in progress.

AUDIT COMMITTEE

The membership of the Audit Committee fell short of the required number of members as set out in Rule 3.21 on 13 April 2007 as a result of the resignation of Mr. Ho Ting Kwan and remained so at 30 June 2007. To ensure compliance with the Listing Rules, the Board approved that Mr. Gordon Siu Kwing Chue be appointed as a member of the Audit Committee with effect from 10 July 2007 to fill the vacancy left by Mr. Ho.

As of 30 June 2007, all of the two Audit Committee members were Independent Non-executive Directors, with the Chairman having appropriate professional qualifications and experience in financial matters.

The Audit Committee, which now comprises Mr. Robert Sze Tsai To, Mr. Chien Lee and Mr. Gordon Siu Kwing Chue (all being Independent Non-executive Directors), has reviewed with Management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters, including a review of the unaudited condensed interim accounts for the Period before such accounts were presented to the Board of Directors for approval.

The interim financial statements for the Period have not been audited, but have been reviewed by the Company's external auditors whose report is set out on page 33.

INTERIM REPORT

The interim report of the Company for the Period containing all the information required by paragraphs 46(1) to 46(9) of Appendix 16 of the Listing Rules is published on the Exchange's website (www.hkex.com.hk) and the Company's website (www.tvb.com).

CONDENSED CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2007

	Note	30 June 2007 Unaudited HK$'000	31 December 2006 Audited HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	4	**1,652,887**	1,731,207
Leasehold land	4	**181,564**	183,848
Intangible assets	4	**162,562**	162,184
Interest in associates		**136,798**	150,213
Available-for-sale financial assets		**3**	3
Loan to investee company		**2,940**	6,666
Deferred income tax assets		**17,357**	25,121
		2,154,111	2,259,242
Current assets			
Programmes, film rights and movies		**428,338**	442,319
Stocks		**10,761**	14,439
Trade and other receivables, prepayments and deposits	5	**1,258,142**	1,372,347
Tax recoverable		**2,477**	1,450
Pledged bank deposits		**239**	239
Bank deposits maturing after three months		**170,600**	38,026
Cash and cash equivalents		**1,465,620**	1,559,079
		3,336,177	3,427,899
Total assets		**5,490,288**	5,687,141
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital	6	**21,900**	21,900
Other reserves	7	**684,763**	669,823
Retained earnings			
– Final dividend	13	**–**	635,100
– Others		**4,001,251**	3,518,325
		4,707,914	4,845,148
Minority interest		**23,620**	23,199
Total equity		**4,731,534**	4,868,347

	Note	30 June 2007 Unaudited HK$'000	31 December 2006 Audited HK$'000
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities		**123,276**	126,443
Retirement benefit obligations		**15,498**	16,515
		138,774	142,958
Current liabilities			
Trade and other payables and accruals	8	**522,858**	593,994
Current income tax liabilities		**97,122**	81,842
		619,980	675,836
Total liabilities		**758,754**	818,794
Total equity and liabilities		**5,490,288**	5,687,141
Net current assets		**2,716,197**	2,752,063
Total assets less current liabilities		**4,870,308**	5,011,305

The notes on pages 19 to 32 form an integral part of this condensed consolidated financial information.

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2007

	Note	Unaudited Six months ended 30 June 2007 HK$'000	 2006 HK$'000
Turnover	3	**1,918,799**	1,887,112
Cost of sales		**(841,227)**	(836,048)
Gross profit		**1,077,572**	1,051,064
Other revenues	9	**46,517**	31,056
Selling, distribution and transmission costs		**(215,272)**	(227,856)
General and administrative expenses		**(252,221)**	(222,912)
Other operating income		**15,974**	21,092
Operating profit	10	**672,570**	652,444
Share of losses of associates		**(69,418)**	(86,601)
Profit before income tax		**603,152**	565,843
Income tax expense	11	**(105,462)**	(96,365)
Profit for the period		**497,690**	469,478
Attributable to:			
Equity holders of the Company		**497,282**	469,964
Minority interest		**408**	(486)
		497,690	469,478
Earnings per share for profit attributable to equity holders of the Company during the period	12	**HK$1.14**	HK$1.07
Dividends	13	**131,400**	109,500

The notes on pages 19 to 32 form an integral part of this condensed consolidated financial information.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2007

	Unaudited				
	Attributable to equity holders of the Company				
	Share capital HK$'000	Other reserves HK$'000	Retained earnings HK$'000	Minority interest HK$'000	Total HK$'000
Balance at 1 January 2007	21,900	669,823	4,153,425	23,199	4,868,347
Currency translation differences	–	584	–	13	597
Net income recognised directly in equity	–	584	–	13	597
Profit for the period	–	–	497,282	408	497,690
Total recognised income for the period	–	584	497,282	421	498,287
Transfer	–	14,356	(14,356)	–	–
Dividends relating to 2006	–	–	(635,100)	–	(635,100)
Balance at 30 June 2007	**21,900**	**684,763**	**4,001,251**	**23,620**	**4,731,534**
Balance at 1 January 2006	21,900	700,132	3,659,715	23,320	4,405,067
Currency translation differences	–	(14,603)	–	27	(14,576)
Net (expense)/income recognised directly in equity	–	(14,603)	–	27	(14,576)
Profit for the period	–	–	469,964	(486)	469,478
Total recognised income and expense for the period	–	(14,603)	469,964	(459)	454,902
Transfer	–	10,063	(10,063)	–	–
Dividends relating to 2005	–	–	(569,400)	–	(569,400)
Balance at 30 June 2006	21,900	695,592	3,550,216	22,861	4,290,569

The notes on pages 19 to 32 form an integral part of this condensed consolidated financial information.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2007

	Unaudited Six months ended 30 June 2007 HK$'000	2006 HK$'000
Net cash generated from operating activities	**729,122**	731,995
Net cash used in investing activities	**(188,871)**	(82,941)
Net cash used in financing activities	**(635,100)**	(569,402)
Net (decrease)/increase in cash and cash equivalents	**(94,849)**	79,652
Cash and cash equivalents at 1 January	**1,559,079**	944,670
Effect of foreign exchange rate changes	**1,390**	1,455
Cash and cash equivalents at 30 June	**1,465,620**	1,025,777

The notes on pages 19 to 32 form an integral part of this condensed consolidated financial information.

1 BASIS OF PREPARATION

This unaudited condensed consolidated financial information for the six months ended 30 June 2007 has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The unaudited condensed consolidated financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2006.

2 ACCOUNTING POLICIES

The accounting policies adopted are consistent with those of 2006 annual financial statements, except that the Group has adopted the following new standards, amendments to standards and interpretations (collectively referred to "new HKFRSs") issued by the HKICPA which are mandatory for financial year ending 31 December 2007.

HKAS 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives
HK(IFRIC) – Int 10	Interim Financial Reporting and Impairment

The adoption of the new HKFRSs has no material impacts to the Group other than the disclosure impacts on the consolidated financial statements for the year ending 31 December 2007.

The Group has not early adopted new HKFRSs that have been issued but not yet effective for the accounting period ending 31 December 2007. The adoption of these new HKFRSs will not result in substantial changes to the Group's accounting policies.

3 SEGMENT INFORMATION

Primary reporting format – business segments

The Group is organised on a worldwide basis into five main business segments:

(a) Terrestrial television broadcasting – free-to-air broadcasting of television programmes and commercials and production of programmes

(b) Programme licensing and distribution – distribution of television programmes and channels to video and telecast operators

(c) Overseas satellite pay TV operations – provision of satellite pay television services to subscribers in USA, Europe and Australia

(d) Channel operations – compilation and distribution of television channels in Mainland China, Taiwan, Malaysia, Hong Kong and other countries

(e) Other activities – provision of contents to mobile devices, website portal, magazine publication, licensing and distribution of movies and other related services

The Group's inter-segment transactions mainly consist of licensing of programmes and film rights and provision of services. Licensing of programmes and film rights were entered into at similar terms as that contracted with third parties. The services provided were charged on a cost plus basis or at similar terms as that contracted with third parties.

3 SEGMENT INFORMATION (continued)

Primary reporting format – business segments (continued)

An analysis of the Group's turnover and results for the period by business segments is as follows:

	Six months ended 30 June 2007						
	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Elimination HK$'000	Total HK$'000
Turnover							
External sales	988,737	302,849	137,145	449,930	40,138	–	1,918,799
Inter-segment sales	3,658	52,173	232	7,693	2,361	(66,117)	–
	992,395	355,022	137,377	457,623	42,499	(66,117)	1,918,799
Segment results	341,157	216,077	27,207	78,796	9,335	(2)	672,570
Share of losses of associates	–	–	–	(69,418)	–	–	(69,418)
Profit before income tax							603,152
Income tax expense							(105,462)
Profit for the period							497,690
Other segment terms included in the income statement are as follows:							
Depreciation	99,523	3,297	4,025	16,764	627		124,236
Amortisation of leasehold land	2,284	–	–	–	–		2,284

	Six months ended 30 June 2006						
	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Elimination HK$'000	Total HK$'000
Turnover							
External sales	924,899	295,819	119,190	490,118	57,086	–	1,887,112
Inter-segment sales	4,582	49,610	209	6,614	2,614	(63,629)	–
	929,481	345,429	119,399	496,732	59,700	(63,629)	1,887,112
Segment results	332,795	206,103	13,525	91,733	8,290	(2)	652,444
Share of losses of associates	–	–	–	(86,601)	–	–	(86,601)
Profit before income tax							565,843
Income tax expense							(96,365)
Profit for the period							469,478
Other segment terms included in the income statement are as follows:							
Depreciation	96,093	3,588	5,085	24,566	639		129,971
Amortisation of leasehold land	2,284	–	–	–	–		2,284

3 SEGMENT INFORMATION (continued)

Primary reporting format – business segments (continued)

The segment assets and liabilities at 30 June 2007 and capital expenditure for the six months then ended are as follows:

	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Total HK$'000
Segment assets	3,621,619	272,511	139,828	934,205	122,059	5,090,222
Interest in associates	160,205	–	–	(23,407)	–	136,798
Available-for-sale financial assets	–	3	–	–	–	3
Loan to investee company	–	2,940	–	–	–	2,940
Unallocated assets						260,325
Total assets						5,490,288
Segment liabilities	249,445	80,570	70,652	122,947	14,742	538,356
Unallocated liabilities						220,398
Total liabilities						758,754
Capital expenditure	38,560	911	968	4,253	505	45,197

The segment assets and liabilities at 31 December 2006 and capital expenditure for the six months ended 30 June 2006 are as follows:

	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Total HK$'000
Segment assets	3,690,330	274,533	123,307	928,840	116,676	5,133,686
Interest in associates	155,595	–	–	(5,382)	–	150,213
Available-for-sale financial assets	–	3	–	–	–	3
Loan to investee company	–	6,666	–	–	–	6,666
Unallocated assets						396,573
Total assets						5,687,141
Segment liabilities	270,272	81,992	71,607	162,016	24,622	610,509
Unallocated liabilities						208,285
Total liabilities						818,794
Capital expenditure	22,419	1,621	1,978	30,789	428	57,235

Segment assets consist primarily of property, plant and equipment, leasehold land, intangible assets, stocks, receivables and operating cash, and mainly exclude tax recoverable, deferred income tax and investments.

Segment liabilities comprise operating liabilities and exclude items such as income tax.

Capital expenditure comprises additions to property, plant and equipment (Note 4).

3 SEGMENT INFORMATION (continued)

Secondary reporting format – geographical segments

Although the Group's five business segments are managed on a worldwide basis, sales are generated in eight main geographical areas:

Hong Kong	–	terrestrial television broadcasting with programme/commercial production, distribution of television channels, provision of contents to mobile devices, website portal, magazine publication, licensing and distribution of movies and sales of video compact discs
Taiwan	–	cable television channel services, licensing and distribution of television programmes
USA and Canada	–	licensing and distribution of television programmes and channels and satellite pay TV operations
Australia	–	licensing and distribution of television programmes and satellite pay TV operations
Europe	–	licensing and distribution of television programmes and satellite pay TV operations
Mainland China	–	licensing and distribution of television programmes and channels and satellite TV channel services
Malaysia and Singapore	–	licensing and distribution of television programmes and channels
Other countries	–	principally licensing and distribution of television programmes and channels

3 SEGMENT INFORMATION (continued)

Secondary reporting format – geographical segments (continued)

An analysis of the Group's turnover and segment results for the period by geographical segments is as follows:

	Turnover Six months ended 30 June 2007 HK$'000	Turnover Six months ended 30 June 2006 HK$'000	Segment results Six months ended 30 June 2007 HK$'000	Segment results Six months ended 30 June 2006 HK$'000
Hong Kong	**1,142,179**	1,088,656	**375,814**	367,324
Taiwan	**313,374**	363,736	**58,731**	74,708
USA and Canada	**101,198**	103,983	**56,591**	55,485
Australia	**42,098**	34,010	**4,076**	(3,044)
Europe	**50,295**	46,480	**12,784**	10,225
Mainland China	**74,104**	68,917	**49,577**	44,167
Malaysia and Singapore	**181,405**	165,973	**107,861**	94,526
Other countries	**14,146**	15,357	**7,136**	9,053
	1,918,799	1,887,112	**672,570**	652,444

Sales are based on the location in which the customers are located. There are no sales between the geographical segments.

	Total assets 30 June 2007 HK$'000	Total assets 31 December 2006 HK$'000	Capital expenditure Six months ended 30 June 2007 HK$'000	Capital expenditure Six months ended 30 June 2006 HK$'000
Hong Kong	**4,109,074**	4,141,898	**39,899**	24,230
Taiwan	**598,789**	614,605	**4,193**	30,681
USA and Canada	**100,883**	102,757	**75**	662
Australia	**17,336**	15,447	**749**	324
Europe	**98,467**	79,520	**189**	1,110
Mainland China	**30,765**	34,406	**–**	30
Malaysia and Singapore	**113,001**	124,053	**–**	–
Other countries	**21,907**	21,000	**92**	198
	5,090,222	5,133,686	**45,197**	57,235
Interest in associates	**136,798**	150,213		
Available-for-sale financial assets	**3**	3		
Loan to investee company	**2,940**	6,666		
Unallocated assets	**260,325**	396,573		
	5,490,288	5,687,141		

Total assets and capital expenditure are allocated based on where the assets are located.

4 CAPITAL EXPENDITURE

	Goodwill HK$'000	Property, plant and equipment HK$'000	Leasehold land HK$'000
Opening net book amount as at 1 January 2007	162,184	1,731,207	183,848
Additions	–	45,197	–
Disposals	–	(172)	–
Depreciation/amortisation charge (Note 10)	–	(124,236)	(2,284)
Exchange differences	378	891	–
Closing net book amount as at 30 June 2007	**162,562**	**1,652,887**	**181,564**
Opening net book amount as at 1 January 2006	161,003	1,896,100	188,416
Additions	–	57,235	–
Disposals	–	(443)	–
Depreciation/amortisation charge (Note 10)	–	(129,971)	(2,284)
Exchange differences	933	1,869	–
Closing net book amount as at 30 June 2006	161,936	1,824,790	186,132
Additions	–	38,204	–
Disposals	–	(1,403)	–
Depreciation/amortisation charge	–	(131,234)	(2,284)
Exchange differences	248	850	–
Closing net book amount as at 31 December 2006	162,184	1,731,207	183,848

5 TRADE AND OTHER RECEIVABLES, PREPAYMENTS AND DEPOSITS

	30 June 2007 HK$'000	31 December 2006 HK$'000
Receivables from:		
Associates	**251,248**	231,069
Related parties	**63,947**	63,865
Trade receivables (note)	**799,316**	952,998
	1,114,511	1,247,932
Less: provision for impairment of receivables	**(81,381)**	(74,001)
Other receivables, prepayments and deposits	**157,256**	150,865
Tax reserve certificates	**67,756**	47,551
	1,258,142	1,372,347

Note:
The Group operates a controlled credit policy and allows an average credit period of forty to sixty days to the majority of the Group's customers who satisfy the credit evaluation of the Group. Cash on delivery, advance payments or bank guarantees are required from other customers of the Group.

At 30 June 2007 and 31 December 2006, the aging analysis of the trade receivables including trading balances due from associates and related parties is as follows:

	30 June 2007 HK$'000	31 December 2006 HK$'000
Current	**384,266**	443,681
1-2 months	**231,341**	258,383
2-3 months	**140,758**	173,324
3-4 months	**76,819**	95,638
4-5 months	**38,778**	57,153
Over 5 months	**240,287**	217,491
	1,112,249	1,245,670
Trade receivables due from:		
Third parties	**799,316**	952,998
Associates and related parties	**312,933**	292,672
	1,112,249	1,245,670
Non-trading amounts due from related parties	**2,262**	2,262
	1,114,511	1,247,932

6 SHARE CAPITAL

	Number of ordinary shares of HK$0.05 each	Nominal value HK$'000
Authorised:		
At 1 January 2006 and 2007 and 30 June 2007	**1,300,000,000**	**65,000**
Issued and fully paid:		
At 1 January 2006 and 2007 and 30 June 2007	**438,000,000**	**21,900**

7 OTHER RESERVES

	Share premium HK$'000	General reserve HK$'000	Capital reserve HK$'000	Legal reserve HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Total HK$'000
Balance at 1 January 2006	602,026	70,000	864	19,407	40,118	(32,283)	700,132
Currency translation differences:							
– Group	–	–	–	–	–	(14,603)	(14,603)
Transfer from retained earnings	–	–	–	10,063	–	–	10,063
Balance at 30 June 2006	602,026	70,000	864	29,470	40,118	(46,886)	695,592
Currency translation differences:							
– Group	–	–	–	–	–	(31,693)	(31,693)
Transfer from retained earnings	–	–	–	5,924	–	–	5,924
Balance at 31 December 2006	602,026	70,000	864	35,394	40,118	(78,579)	669,823
Balance at 1 January 2007	602,026	70,000	864	35,394	40,118	(78,579)	669,823
Currency translation differences:							
– Group	–	–	–	–	–	584	584
Transfer from retained earnings	–	–	–	14,356	–	–	14,356
Balance at 30 June 2007	**602,026**	**70,000**	**864**	**49,750**	**40,118**	**(77,995)**	**684,763**

8 TRADE AND OTHER PAYABLES AND ACCRUALS

	30 June 2007 HK$'000	31 December 2006 HK$'000
Trade payables to:		
Associates	**3,985**	5,157
Related parties	**243**	109
Third parties	**60,948**	80,104
	65,176	85,370
Other payables and accruals	**457,682**	508,624
	522,858	593,994

At 30 June 2007 and 31 December 2006, the aging analysis of the trade payables including trading balances due to associates and related parties is as follows:

	30 June 2007 HK$'000	31 December 2006 HK$'000
Current	**39,055**	48,181
1-2 months	**16,605**	22,253
2-3 months	**6,135**	8,433
3-4 months	**1,224**	3,437
4-5 months	**397**	866
Over 5 months	**1,760**	2,200
	65,176	85,370

9 OTHER REVENUES

	Six months ended 30 June 2007 HK$'000	2006 HK$'000
Interest income	**40,007**	24,834
Others	**6,510**	6,222
	46,517	31,056

10 OPERATING PROFIT

The following items have been charged/(credited) to the operating profit during the period:

	Six months ended 30 June	
	2007	2006
	HK$'000	HK$'000
Depreciation – owned property, plant and equipment	**124,236**	129,971
Amortisation of leasehold land	**2,284**	2,284
Cost of programmes, film rights, movies and stocks	**547,221**	527,126
Net exchange gain	**(15,974)**	(21,092)

11 INCOME TAX EXPENSE

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

The amount of income tax charged to the condensed consolidated income statement represents:

	Six months ended 30 June	
	2007	2006
	HK$'000	HK$'000
Current income tax:		
– Hong Kong	**84,763**	73,892
– Overseas	**16,193**	19,084
– (Over)/under provisions in prior periods	**(188)**	333
Deferred income tax relating to the origination and reversal of temporary differences	**4,694**	3,056
	105,462	96,365

Please refer to Note 14(b) on contingent liabilities regarding the additional profits tax assessments raised by the Inland Revenue Department of Hong Kong ("IRD") in respect of the years of assessment 1998/99, 1999/2000 and 2000/01.

12 EARNINGS PER SHARE

The earnings per share is calculated based on the Group's profit attributable to equity holders of HK$497,282,000 (2006: HK$469,964,000) and 438,000,000 shares in issue throughout the six months ended 30 June 2007 and 2006. No fully diluted earnings per share is presented as there were no potentially dilutive shares outstanding.

13 DIVIDENDS

	Six months ended 30 June 2007 HK$'000	2006 HK$'000
Interim dividend, proposed, of HK$0.30 (2006: HK$0.25) per ordinary share	**131,400**	109,500

At a meeting held on 21 March 2007, the Directors declared a final dividend of HK$1.45 per ordinary share for the year ended 31 December 2006 amounting to HK$635,100,000, which was paid on 6 June 2007 and was reflected as an appropriation of retained earnings in these condensed consolidated financial information for the six months ended 30 June 2007.

14 CONTINGENT LIABILITIES

	30 June 2007 HK$'000	31 December 2006 HK$'000
(a) Guarantees for banking facilities granted to an investee company	**9,580**	8,675

(b) The Group had received protective profits tax assessment notices from the IRD for the years of assessment 1998/99, 1999/2000 and 2000/01 on the profits generated by the Group's programme licensing and distribution business carried out overseas, to which the Group had objected. Out of the total amounts assessed, the Group had been granted conditional holdovers by the purchase of Tax Reserve Certificates in the amounts of HK$23,990,000, HK$23,561,000 and HK$20,205,000 for the years of assessment 1998/99, 1999/2000 and 2000/01 respectively, whereas unconditional holdovers had been granted for the remaining assessed amounts of HK$74,287,000, HK$75,015,000 and HK$96,551,000 for the years of assessment 1998/99, 1999/2000 and 2000/01 respectively. The Group believes that the objection is well-founded, and is determined to defend the Group's position vigorously. On this basis, the Group is of the view that no additional tax provision is necessary.

15 CAPITAL COMMITMENTS

The amounts of commitments for property, plant and equipment are as follows:

	30 June 2007 HK$'000	31 December 2006 HK$'000
Authorised but not contracted for	**750,935**	792,171
Contracted but not provided for	**27,861**	28,461
	778,796	820,632

16 SIGNIFICANT RELATED PARTY TRANSACTIONS

(a) Transactions with related parties

The following is a summary of significant related party transactions during the period carried out by the Group in the normal course of its business:

	Note	Six months ended 30 June 2007 HK$'000	2006 HK$'000
Sales of services:			
Associate			
Programmes/channel licensing fee	(i)	**101,563**	96,644
Channel package service fee	(i)	**900**	1,298
Advertising income	(i)	**104**	3,245
Rental income and related charges	(i)	**3,193**	3,181
Others	(i)	**1,554**	1,391
Other related parties			
Programmes/channel licensing fee	(ii)	**95,784**	70,033
Advertising agency fee	(ii)	**22,253**	18,822
Management fee	(ii)	**16,748**	15,560
Marketing and consultancy service fee	(ii)	**4,312**	–
Facilities service fee	(ii)	**1,362**	–
Channel licensing fee	(iii)	**586**	–
Advertising income	(iv)	**–**	2,591
		248,359	212,765
Purchases of services:			
Associate			
Playback and uplink service fee	(i)	**(17,276)**	(18,043)
Others	(i)	**(2,220)**	(650)
Other related parties			
Programmes/channel licensing fee	(v)	**(729)**	(1,661)
Agency fee	(vi)	**(108)**	(1,713)
		(20,333)	(22,067)

Notes:

(i) The fees were received from/(paid to) TVB Pay Vision Limited ("TVBPV"), an associate of the Company.

(ii) The fees were received from MEASAT Broadcast Network Systems Sdn. Bhd., an associate of the minority shareholder of non wholly-owned subsidiaries of the Company.

(iii) The fees were received from All Asia Multimedia Networks FZ-LLC, an associate of the minority shareholder of non wholly-owned subsidiaries of the Company.

16 SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(a) Transactions with related parties (continued)

Notes:

(iv) The fees were received from Sharp-Roxy (Hong Kong) Limited ("Sharp Roxy"), an associate of a Director of the Company. Sharp Roxy has through its advertising agent placed advertising airtime booking with the Company on the Company's channels in Hong Kong for the period from 20 June 2006 to 23 September 2006 at a total value of HK$5,569,000 net after deduction of agency commission, volume rebate and discount. The advertising income accrued during the six months ended 30 June 2006 was HK$2,591,000.

(v) The fees were paid to Celestial Television Networks Ltd., an associate of the minority shareholder of non wholly-owned subsidiaries of the Company.

(vi) The fees were paid to Celestial Productions Limited, an associate of the minority shareholder of non wholly-owned subsidiaries of the Company.

(b) Key management compensation

	Six months ended 30 June 2007 HK$'000	2006 HK$'000
Salaries and other short-term employee benefits	**9,370**	11,146

(c) Balances with related parties

	30 June 2007 HK$'000	31 December 2006 HK$'000
Receivables from associates (note (i))	**251,248**	231,069
Receivables from other related parties (note (ii))	**63,947**	63,865
	315,195	294,934
Payables to associates	**3,985**	5,157
Payables to other related parties	**243**	109
	4,228	5,266

Notes:

(i) At 30 June 2007, a provision for impairment of receivable from an associate of HK$1,812,000 (31 December 2006: HK$1,803,000) had been made.

(ii) At 30 June 2007, a provision for impairment of receivables from other related parties of HK$2,262,000 (31 December 2006: HK$2,262,000) had been made.

16 SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(d) Loans to related parties

	30 June 2007 HK$'000	31 December 2006 HK$'000
Investee company		
Beginning of the period/year	**6,666**	6,712
Loan repayments received	**(4,218)**	–
Interest charged	**211**	480
Interest received	**(211)**	(516)
Exchange differences	**492**	(10)
End of the period/year	**2,940**	6,666
Associate		
Beginning of the period/year	**155,595**	144,069
Loan advanced	**50,000**	–
Interest charged	**6,004**	11,526
End of the period/year	**211,599**	155,595

The loan to the investee company is unsecured, carries interest at 2% per annum above the Canadian Prime Rate and has no fixed terms of repayment.

The loan, totalling HK$115,564,000, to an associate, TVBPV, is unsecured and carries interest at 8% per annum compounded annually. A Restructuring and Mortgage Deed was concluded in April 2007 which extended the Debt (principal amount and the accrued interest up to 19 February 2007) and all interest accrued thereon to be repaid in one lump sum on or before 18 August 2008. TVBPV undertakes to pay interest at the rate of 3-month HIBOR plus 1% and the Debt is secured on assets.

On 12 March 2007, an unsecured loan of HK$50,000,000 was provided to an associate, TVB Pay Vision Holdings Limited ("TVBPVH"), at an annual rate of 1.5% above the prime lending rate announced by The Hongkong and Shanghai Banking Corporation Limited and to be repaid in full on 28 February 2009.

17 EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

On 10 August 2007, TVB Satellite TV Holdings Limited, a wholly-owned subsidiary of the Company, entered into a conditional sale and purchase agreement with an independent third party for the sale of 217,173,552 shares, representing 20% equity interests in TVBPVH at a consideration of HK$140,000,000 in cash. The transaction is subject to the approval of the Broadcasting Authority and/or the Chief Executive in Council as may be required under the Broadcasting Ordinance and the domestic pay television programme service licence currently held by TVBPV, a wholly-owned subsidiary of TVBPVH. Upon closing, the Group would be interested in 29% of the equity interests in TVBPVH.

INDEPENDENT REVIEW REPORT

TO THE BOARD OF DIRECTORS OF TELEVISION BROADCASTS LIMITED

(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 14 to 32 which comprises the condensed consolidated balance sheet of Television Broadcasts Limited (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2007 and the related condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The Directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 29 August 2007

二零零七年度
中期報告

目錄

董事局成員

執行董事

邵逸夫爵士 G.B.M. *(行政主席)*
梁乃鵬博士 G.B.S., LL.D., J.P. *(副行政主席)*
方逸華 *(副主席兼署理董事總經理)*

非執行董事

周亦卿博士 G.B.S.
利陸雁群
羅仲炳
何定鈞 *(於二零零七年四月十三日辭任)*

獨立非執行董事

鄭維新 S.B.S., J.P.
利乾
李達三博士 DSSc. (Hon.), J.P.
藹炯柱 G.B.S., J.P. *(於二零零七年七月十日獲委任)*
史習陶

替任董事

利憲彬 *(利陸雁群之替任董事)*

董事委員會

行政委員會

邵逸夫爵士 *(主席)*
梁乃鵬博士
方逸華
利陸雁群
羅仲炳

審核委員會

史習陶 *(主席)*
利乾
藹炯柱 *(於二零零七年七月十日獲委任)*
何定鈞 *(於二零零七年四月十三日辭任)*

薪酬委員會

利乾 *(主席)*
鄭維新
史習陶

行政人員

高層管理人員

陳禎祥 *(副總事總經理)*
陳志雲 *(電視廣播業務總經理)*
鄭善強 *(電視廣播業務總經理)*
李寶安 *(財務及行政總經理，於二零零七年二月一日獲委任)*

公司秘書

麥佑基

註冊辦事處

香港九龍將軍澳工業邨駿才街七十七號電視廣播城

核數師

羅兵咸永道會計師事務所
香港皇后大道中二號長江集團中心三十三樓

股份過戶登記處

香港中央證券登記有限公司
香港灣仔皇后大道東一八三號合和中心四十六樓

電視廣播有限公司董事局(「董事局」)欣然提呈電視廣播有限公司(「本公司」或「無綫電視」)及其附屬公司(「本集團」)截至二零零七年六月三十日止六個月之中期報告及簡明帳目。本集團截至二零零七年六月三十日止六個月之綜合損益表、綜合現金流量表及綜合權益變動表，連同本集團於二零零七年六月三十日結算之綜合資產負債表，以上報表均未經審核並以簡明帳目編製，連同摘錄的説明附註載於本報告第48頁至第66頁。

中期股息

董事局欣然宣布向於二零零七年九月十九日名列股東名冊之股東派發截至二零零七年六月三十日止六個月之中期股息每股港幣0.30元(二零零六年：港幣0.25元)。於二零零七年六月三十日，本公司已發行438,000,000股普通股股份，每股面值為港幣0.05元。

暫停辦理股份過戶登記手續

本公司股份過戶登記處將於二零零七年九月十八日至二零零七年九月十九日(包括首尾兩天)暫停辦理股份過戶登記手續。凡擬領取上述中期股息的人士，務必將所有過戶文件於二零零七年九月十七日星期一下午四時三十分前交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。股息單約於二零零七年九月二十七日寄發予股東。

管理層討論及分析

業務回顧

期內經營業績

本集團截至二零零七年六月三十日止六個月(「期內」)的營業額為港幣1,919百萬元(二零零六年：港幣1,887百萬元)，較去年同期上升2%。銷售成本為港幣841百萬元(二零零六年：港幣836百萬元)，增幅為1%。期內毛利為港幣1,078百萬元(二零零六年：港幣1,051百萬元)。

銷售成本中包括期內節目、影片版權、電影及盤存成本港幣547百萬元(二零零六年：港幣527百萬元)，升幅為4%。

期內銷售、分銷及播送成本為港幣215百萬元(二零零六年：港幣228百萬元)，減幅為6%。總務及行政開支則為港幣252百萬元(二零零六年：港幣223百萬元)，升幅為13%。

期內其他經營收入為港幣16百萬元(二零零六年：港幣21百萬元)，主要源自匯兑收益。

應佔聯營公司無綫收費電視控股有限公司之虧損由港幣87百萬元收窄至期內之港幣69百萬元，減幅為20%。

期內，本集團之所得税開支為港幣105百萬元(二零零六年：港幣96百萬元)，增幅為9%。

股東應佔溢利為港幣497百萬元(二零零六年：港幣470百萬元)，增幅為6%。每股盈利為港幣1.14元(二零零六年：港幣1.07元)。

業務回顧及前景

免費電視廣播

(a) 廣告收益

期內，主要受本港地產廣告量回升帶動，廣告收益錄得7%的穩健增幅。本集團提供多元化的廣告形式，包括節目贊助、產品投放廣告及特長廣告，促使本港地產廣告消費達至逾倍增長，成為廣告消費最大的產品類別，約佔期內廣告銷售量增長的四分之一。

銀行的電視廣告消費上升逾50%，剛好抵銷信用卡類別廣告消費的減幅。本港零售業銷售額錄得高單位數的增長，支持多個類別的廣告消費穩健上升，對期內的整體廣告增長作出貢獻。對度身設計的贊助節目，市場需求尤其殷切。

(b) 免費頻道的表現

無綫電視繼續在免費電視市場穩佔高收視百分比。*翡翠台*於平日黃金時段[2]的平均收視百分比[1]佔免費中文頻道82%，而*明珠台*於每周黃金時段[3]的平均收視百分比則佔免費英文頻道78%。

*翡翠台*的高收視劇集*「溏心風暴」*再次證明電視具有掀動全城熱潮的強大威力。劇中的曲折情節和忠奸角色的言行舉止，均成為全城熱話。而李司棋飾演的大當家（大契），其字字珠璣的名言更於網上廣泛流傳，並被下載作為電話鈴聲。該劇集平均錄得32收視點[4]和86%收視百分比，結局周更平均錄得40收視點和91%收視百分比。期內，另一高收視劇集為喜劇*「師奶兵團」*，以嬉笑怒罵的手法描述真實的家庭問題，緊扣觀眾心弦，平均錄得33收視點和87%收視百分比。至於古裝奇幻劇集*「十兄弟」*，則以宣揚傳統孝道打動人心。該劇大量使用動畫和電腦美術效果，平均錄得32收視點和90%收視百分比，廣受年輕觀眾歡迎。

在非劇集節目之中，資訊與娛樂並重的節目大獲好評。新的美食／消閒節目*「蔡瀾逛菜欄」*由著名食家及專欄作家蔡瀾主持，介紹由亞洲至歐洲各地城市多姿多采的烹飪文化和地道美食，節目在星期日晚上平均錄得23收視點和86%收視百分比。另外，一些備受歡迎的非劇集節目在推出第二輯時亦大獲好評，其中*「向世界出發」*交織遠方國度的探索之旅和名人嘉賓主持的親身體驗，在平日晚上平均錄得25收視點和84%收視百分比。周日晚上的*「一擲千金」*，考驗參與者爭取巨額獎金的膽色和謀略，平均錄得26收視點和82%收視百分比。而形式和內容均進一步改進的健康資訊娛樂節目*「最緊要健康」*第五輯，則平均錄得23收視點和77%收視百分比。

---

1 收視百分比(%)乃於某一特定時間，某一特定頻道收視相對基準頻道總收視之百分比。計算香港免費電視頻道收視百分比之基準為免費中文頻道收視點總計或免費英文頻道的收視點總計。

2 *翡翠台*的平日黃金時段為晚上七時至十一時。

3 *明珠台*的每周黃金時段為晚上七時至午夜十二時。

4 收視點為觀眾人數佔四歲或以上的個人總電視人口之百分比。二零零七年之電視人口為6,482,000人，因此，1收視點即代表64,820名觀眾（四歲以上電視人口之1%）。

為了與全港觀眾一起迎接二零零八年北京奧運會，無綫電視已開始為該世界盛事推出一系列大受歡迎的特備節目，包括平日晚上時段的問答遊戲及迷你資訊節目。

(c) 數碼廣播

自上一次主席報告書發出以來，我們在數碼廣播計劃中之發射網絡在建設和升級工程上已取得進一步進展。

在期內公布的多項重要制式中，中國國家標準已獲確認為香港免費數碼電視廣播的頻道編碼及調制制式，令各方面，包括廣播機構、機頂盒製造商、電視機製造商、電器零售商及大廈內同軸電纜安裝商等，可各自為數碼化廣播作出準備。MPEG-2和MPEG-4第10部分亦已獲確認為新數碼廣播在單頻網絡上的認可來源編碼標準。

在未來數月內，我們將致力完成慈雲山的發射裝置、確認中間件的標準、進行機頂盒測試，以及完成在電視廣播城內的高清電視製作設備。

節目發行及分銷

期內，來自節目發行及分銷之整體收益錄得單位數字的增幅。透過新媒體(即自選影像服務供應商)分銷節目的收益取得尤其令人鼓舞的增長。目前，這些自選影像供應商於中國內地、台灣及加拿大經營業務。我們預期在訂立新供應的自選影像合約後，分銷範圍將於二零零七年下半年進一步擴展至馬來西亞、新加坡及美國。

儘管市場競爭激烈，我們在主要市場的節目發行收益仍可保持不失。在台灣，我們向其他電視台發行無綫電視的劇集，不僅帶來額外收益，更有助提高無綫電視節目在當地的知名度。

在中國內地，我們與不同的電視台及媒體集團合作攝製的多個非劇集節目及電視劇已順利完成。其中最突出的是與中央電視台全資附屬公司中國國際電視總公司合作的電視劇「*歲月風雲*」。該劇集於二零零七年六月在中央電視台首播，其後於同年七月於*翡翠台*播映，繼而在全球其他平台推出。我們亦與深圳衛星電視合作攝製消閒節目系列「*蔡瀾逛菜欄*」及「*輝煌十年—香港回歸十周年晚會*」，並於電視黃金時間播放。上述節目有助加強我們在中國內地的發展。

其他合作攝製的節目亦深受歡迎，例如「*殘酷一叮*」便廣為馬來西亞和中國內地觀眾所喜愛。本集團將繼續發掘更多合作製作的機會。

海外衛星收費電視平台

本集團在美國、澳洲及歐洲三個營運地區的衛星收費電視業務均錄得穩定增長。期內，電視平台的訂戶總數維持單位數字的增長率，而廣告收益的增長率則達雙位數字，成績令人鼓舞。美國TVB Satellite Platform與DirecTV已達成協議，於本年八月開始播放兩個無綫電視擁有的國語頻道。澳洲TVB Australia於二零零七年六月推出一個更精彩的國語套餐。所有平台均在發掘其他分銷節目的途徑，例如透過互聯網電視，達到更具成本效益的多頻道分銷，以及爭取衛星覆蓋範圍以外的潛在訂戶。

頻道業務

(a) TVBS－台灣

期內，台灣的經濟環境持續疲弱。儘管二零零七年二月農曆新年是傳統旺季，但廣告銷售仍然表現遜色。經濟疲弱已對廣告商在所有媒體(包括電視)的廣告消費造成不利影響。期內，台灣業務的廣告收益下跌。我們已盡力控制經營成本以保持合理的邊際利潤。我們預期台灣經濟於下半年度將依然疲弱，繼續對當地業務造成負面影響。

(b) *TVB8*及*星河*頻道

我們與中國內地電視台加強業務關係的策略，證明十分成功。*TVB8*與北京電視台合作製作之「*2007北京新春大聯歡*」廣受歡迎。北京電視台更藉此榮獲中國電視藝術家協會電視文藝委員會評選為春節文藝晚會最佳作品。我們與北京電視台的合作，不但加強了無綫電視和*TVB8*的品牌形象和認知，亦有利發掘新的業務機會。

在新加坡，*TVB8*及*星河*頻道計劃於九月開始被納入StarHub的基本電視套餐內，希望可進一步提升這些頻道的滲透率及訂戶收益。

(c) 向無綫收費電視有限公司(「無綫收費電視」)供應頻道

期內，無綫電視持續向無綫收費電視獨家供應合共八個頻道，其中六個為娛樂頻道：*無綫生活台*、*無綫劇集台*、*無綫兒童台*、*無綫經典台*、*無綫娛樂新聞台*及*無綫音樂台*；及兩個新聞頻道：*無綫新聞台*及*無綫新聞2台*。娛樂頻道的節目陣容亦已進一步加強。*無綫生活台*推出的新節目，包括討論社會問題的「*全民開講*」及提供家傭僱用和培訓貼士的「*家家樂傭融*」。*無綫生活台*的旗艦節目「*志雲飯局*」以訪問唐英年司長而備受矚目。*無綫劇集台*獲得最新，幾乎是同季播放的熱門亞洲連續劇，例如日本的「*華麗一族*」、韓劇「*宮S*」及台灣的偶像劇「*花樣少年少女*」。*無綫經典台*的「*我們的...*」播放沈殿霞和鄭裕玲演出的節目。*無綫娛樂新聞台*網羅國際及本地電影頒獎禮盛事，包括「*第79屆奧斯卡金像獎頒獎禮*」、「*康城電影展*」及「*第26屆香港電影金像獎頒獎典禮*」。*無綫兒童台*推出「*兒童演藝學院*」，讓年輕觀眾向鋼琴大師劉詩昆及其他著名藝術家學習。*無綫音樂台*則舉辦及播出本地和內地歌手的演唱節目「*UMC音樂節*」，以及在全港各地舉行的迷你演唱會「*Live House*」。

其他業務

(a) 投資於無綫收費電視控股有限公司(「無綫收費電視控股」)

期內，無綫電視應佔無綫收費電視控股的虧損為港幣69百萬元，較二零零六年同期應佔虧損港幣87百萬元改善20%，反映期內新訂戶增加的利好影響。

正如簡明綜合財務資料附註17進一步披露，本集團已於二零零七年六月三十日後，以港幣140百萬元的現金代價，向第三方出售無綫收費電視控股的部分股份，為數217,173,552股，相等於其20%股本權益，惟是項交易須經履行若干條件後方可作實。是項交易完成後，無綫電視於無綫收費電視控股的持股量將減至29%。為收費電視平台引入新投資者，將會擴大無綫收費電視控股的股東基礎，並促進其將來的發展。

(b) 互聯網業務

我們致力改革，廣泛利用網上的互動特色／內容及以電話／短訊進行投票，藉此宣傳主要劇集，使劇集收視和我們的網站www.tvb.com的瀏覽人次均有提升。劇集方面，我們為*「溏心風暴」*每日舉行電話／短訊投票、藝員網誌及網上聊天室，並為難忘情節增設專題討論區和片段重溫。

因此，網站的綜合瀏覽量在三星期的推廣期內大幅增加。我們相信，網上活動的加強，加上在電視上宣傳攻勢的配合，已使劇集引起其他網站、印刷媒體和市民大眾更多的討論，有助加強宣傳聲勢。

我們對此成績感到鼓舞，並將增加這方面的活動，可望相應帶來贊助活動的回報。

(c) 雜誌出版業務

免費報紙攤薄了廣告收益，不僅影響報紙市場，也對雜誌市場帶來衝擊。期內，廣告收益錄得單位數字減幅，但發行收益仍保持平穩。我們已作出投資，改善印刷質素、攝影以及與無綫電視節目和藝員的相關內容，同時保持穩定的經營成本。我們相信，這些措施將會發揮成效，並期待下半年將締造更佳業績。

財務回顧

流動資金及財務資源

於二零零七年六月三十日，本集團的非流動資產為港幣2,154百萬元，較二零零六年十二月三十一日的港幣2,259百萬元減少5%。減少淨額主要由於物業、器材及設備帳面淨值減少港幣78百萬元及聯營公司權益減少港幣13百萬元所致。

貿易應收款及其他應收款、預付款及按金由港幣1,372百萬元減少至港幣1,258百萬元，較去年年底減少8%，主要由於季節性變動的關係，上半年度的客戶收費額較下半年度為低。於二零零七年六月三十日，本集團已於適當情況下就有可能出現之呆壞帳提撥特殊準備。

貿易應付款及其他應付款及應計費用由港幣594百萬元減少至港幣523百萬元，較去年年底減少12%。

於二零零七年六月三十日之銀行存款及現金結餘為港幣1,636百萬元，較去年年底上升2%(二零零六年十二月三十一日：港幣1,597百萬元)。銀行存款及現金結餘約13%存放於海外附屬公司作日常營運。本集團持有之銀行存款及現金結餘主要為港幣、人民幣、美元及新台幣。

於二零零七年六月三十日，本集團並無銀行借貸，因此本集團之資本負債比率為零。流動比率(即流動資產與流動負債之百分比)由二零零六年十二月三十一日之5.07增加至二零零七年六月三十日之5.38。權益總額為港幣4,732百萬元(二零零六年十二月三十一日：港幣4,868百萬元)。

於二零零七年六月三十日，本集團之資本承擔為港幣779百萬元(二零零六年十二月三十一日：港幣821百萬元)，減幅為5%。

或有負債

於二零零七年六月三十日，本集團就一承資公司獲得銀行信貸而向銀行提供的擔保為港幣10百萬元(二零零六年十二月三十一日：港幣9百萬元)。

香港税務局就本集團的海外節目發行及分銷業務的溢利發出一九九八／九九、一九九九／二零零零及二零零零／零一課税年度的保障性利得税評

稅通知書，本集團已提出反對。在評稅總金額中，本集團就上述三個課稅年度分別購買港幣24百萬元、港幣24百萬元及港幣20百萬元的儲稅券而獲得有條件緩繳稅款，同時亦獲得無條件緩繳該三個課稅年度分別為港幣74百萬元、港幣75百萬元及港幣97百萬元的餘下評稅金額。本集團認為反對理據充分，並決定為本集團之立場奮力抗辯。因此，本集團認為並無必要作出額外的稅項撥備。

匯率波動的風險及相關對沖活動

本集團之外匯風險包括貿易及非貿易外幣換算風險。本集團之外匯貿易風險主要來自海外客戶之貿易應收款。本集團在換算海外附屬公司帳目及盈利匯出與貸款時亦需承受外幣波動風險。為減輕外幣波動可能帶來之影響，本集團將密切監察外匯風險，並按需要訂立遠期匯兌合約對外匯風險進行對沖。於回顧期內，本集團並無訂立任何遠期匯兌合約。

人力資源

於二零零七年六月三十日，本集團共有4,535名（二零零六年十二月三十一日：4,557名）全職僱員，其中不包括董事及自由工作人員，但包括合約藝員及海外附屬公司之職員。

本集團約26%之僱員受聘於海外附屬公司，並按照當地情況及法規收取適當水平之薪金。至於本地僱員方面，合約藝員、營業及非營業僱員則按不同薪酬計劃支薪。合約藝員按逐次出鏡或包薪制支薪，營業僱員則按銷售佣金計劃支薪。非營業僱員則按月支薪。本集團或會發放酌情花紅，作為促進表現之獎勵。

本集團於期內並無採納任何僱員購股權計劃。

除資助僱員自行報讀之培訓課程外，本集團不時主辦或與各職業訓練學院合辦一些與專門技能相關之講座、課程及工作坊，例如工業安全、管理技巧及其他與工作有關的課程。

致謝

何定鈞先生已於二零零七年四月十三日辭任本公司董事局職務。本人代表董事局感謝何先生於過去多年為本公司所作出之貢獻。

本人謹此向所有一直以來支持無綫電視集團的各有關人士致以衷心謝意。

邵逸夫
行政主席

香港，二零零七年八月二十九日

董事股份權益

於二零零七年六月三十日，根據證券及期貨條例第352條規定存置的記錄冊所示，董事及行政總裁於本公司股份中擁有的實益權益如下：

	每股面值港幣0.05元之普通股數目				佔已發行股本
	個人權益	家族權益	公司權益	合計	百分比(%)
邵逸夫	–	1,146,000#	141,174,828*(a)	142,320,828	32.49%
利陸雁群	602,144	–	16,701,000 (b)	17,303,144	3.95%
方逸華	1,146,000#	–	–	1,146,000	0.26%
利乾	400,000	–	–	400,000	0.09%
李達三	–	–	300,000 (c)	300,000	0.07%
周亦卿	100,000	–	–	100,000	0.02%

*上述註有#人士的股權出現重複，而上述註有*人士的股權亦與下文「主要股東」註有*人士的股權重複。*

附註：

(a) *該批股份分別由邵氏兄弟(香港)有限公司持有113,888,628股股份及邵氏基金(香港)有限公司持有27,286,200股股份，而該兩間公司乃由Shaw Holdings Inc.分別持有74.58%及100%股本權益。邵逸夫爵士透過邵逸夫慈善信託基金持有Shaw Holdings Inc. 100%的控制權。*

(b) *該批股份分別由Trio Investment Corporation S.A.持有10,377,000股股份、Crystal Investments Limited持有1,581,000股股份、Compass Inc.持有3,162,000股股份及Bonus Inc.持有1,581,000股股份。此等公司之董事(只就本段所述之股份而言)慣於按照利陸雁群女士之指令行事。*

(c) *該批股份由樂聲物業投資有限公司持有，而李達三博士持有該公司的100%股本權益。*

上文所述之全部權益皆屬好倉。本公司或其附屬公司並無向董事或行政總裁或彼等的配偶或未滿18歲的子女授出任何可認購本公司或任何其他法人團體的股份或債券的權益。

除上述者外，於二零零七年六月三十日，本公司董事或行政總裁概無根據證券及期貨條例持有或視為或當作持有本公司或其任何相聯法團(定義見證券及期貨條例)的股份或相關股份或債券的權益或淡倉。

主要股東

於二零零七年六月三十日，根據證券及期貨條例第336條規定存置的主要股東登記冊所示，本公司已獲知會下列主要股東擁有佔本公司已發行股本5%或以上的權益（全部屬於實益權益）。

	每股面值港幣0.05元之普通股數目	佔已發行股本百分比(%)
邵氏兄弟（香港）有限公司	113,888,628*	26.00%
邵氏基金（香港）有限公司	27,286,200*	6.23%
Marathon Asset Management Limited	26,288,000 (a)	6.02%
Matthews International Capital Management, LLC	21,923,833 (a)	5.00%

*上述註有*人士的股權，與上文「董事股份權益」註有*人士的股權重複。*

附註：

(a) 該等權益乃以投資經理的身分持有。

上文所述之全部權益皆屬好倉。除上述股份外，於二零零七年六月三十日，根據證券及期貨條例第336條規定存置的登記冊所示，概無任何其他人士於本公司或任何相聯法團（定義見證券及期貨條例）的股份、相關股份或債券中擁有佔本公司已發行股本5%或以上的權益或淡倉。

購買、出售或贖回股份

本公司在期內並無贖回本公司任何普通股份。此外，本公司或其任何附屬公司亦無購買或出售本公司任何普通股份。

企業管治

董事局成員

何定鈞先生已於二零零七年四月十三日辭任本公司董事職務。行政委員會已提名及董事局已通過委任藺炯柱先生擔任獨立非執行董事以填補何先生之空缺，由二零零七年七月十日起生效。藺先生已向本公司及香港聯合交易所有限公司（「聯交所」）提交獨立確認書，本公司認為藺先生符合聯交所證券上市規則（「上市規則」）第3.13條所載有關獨立性的規定。

遵守企業管治常規守則

本公司在期內已遵守聯交所上市規則附錄14所載之企業管治常規守則(「守則」)之守則條文,惟行政主席毋須按照守則條文第A.4.2條的規定最少每三年輪值告退一次。

根據本公司組織章程細則第114(d)條規定,主席毋須輪值告退。董事局認為,主席為本公司的創辦人,其豐富工作經驗對董事局非常重要,有助保持本公司業務穩定。

除上文所述外,本公司董事並不知悉任何資料可合理顯示本公司現時或於期內任何時間並無遵守守則規定。

遵守標準守則

由二零零四年九月一日起,董事局已採納上市規則附錄10所載的上市公司董事進行證券交易之標準守則(「標準守則」)。

何定鈞先生於二零零七年四月十三日辭任本公司董事。彼已確認於二零零七年一月一日至二零零七年四月十二日期間一直遵守標準守則之規定。

李寶安先生於二零零七年二月一日獲委任為財務及行政總經理。彼已確認於二零零七年二月一日至二零零七年六月三十日期間一直遵守標準守則之規定。

經本公司作出特定查詢後,全部其他董事(於中報期間後獲委任為本公司董事之覊炯柱先生除外)及高層管理人員均確認,彼等於二零零七年一月一日至二零零七年六月三十日止期間一直遵守標準守則之規定。

內部監控

董事局全權負責維持穩健有效的內部監控制度,以保障本公司資產及股東權益。

本公司的內部監控制度旨在確保資產不會在未授權情況下使用或處置、保管適當的帳目記錄、確保公司業務有效運作,以及遵守法規。管理層直接負責執行董事局通過的策略及政策,以及管理公司所有業務,包括內部監控制度的運作。儘管如此,內部監控制度旨在提供合理而非絕對的保證,以防營運制度出現重大錯誤或損失,而並非能令該等風險完全消除。

內部監控的架構涵蓋策略管治及管理程序中一切監控，覆蓋本集團全部活動及業務，而非純粹與財務活動及報告直接有關者。有關架構不單覆蓋守規事宜，亦擴展至業務表現方面。

本公司擁有廣泛的風險管理架構，涵蓋工程（包括廣播技術）、節目製作、製作資源、市場推廣及銷售、資訊科技、財務及遵規職能。

本公司根據聯交所上市規則附錄14所載規定，就重大監控（包括財務、營運及守規監控以及風險管理事宜）的效益正進行年度審閱。

審核委員會

由於何定鈞先生於二零零七年四月十三日呈辭，因此，由當日起至二零零七年六月三十日止，審核委員會成員之數目未能符合上市規則第3.21條之規定。為確保符合上市規則的規定，董事局已通過委任藺炯柱先生為審核委員會成員，以填補何先生之空缺，並由二零零七年七月十日起生效。

於二零零七年六月三十日，兩名審核委員會成員均為獨立非執行董事，該委員會主席亦具備適當的財務資格及經驗。

審核委員會現時的成員包括史習陶先生、利乾先生及藺炯柱先生（全部均屬獨立非執行董事）。該委員會已與管理層審閱本集團所採納之會計原則及實務，並討論有關內部監控及財務匯報事宜，包括審閱期內之未經審核簡明中期帳目，然後提呈董事局審批。

期內之中期財務報表未經審核，但已由本公司外聘核數師審閱，其報告載於第67頁。

中期報告

本公司期內之中期報告載有上市規則附錄16第46(1)至46(9)段所規定之全部資料，並於聯交所網站(www.hkex.com.hk)及本公司網站(www.tvb.com)登載。

簡明綜合資產負債表

二零零七年六月三十日結算

	附註	二零零七年六月三十日 未經審核 港幣千元	二零零六年十二月三十一日 經審核 港幣千元
資產			
非流動資產			
物業、器材及設備	4	**1,652,887**	1,731,207
租賃土地	4	**181,564**	183,848
無形資產	4	**162,562**	162,184
聯營公司權益		**136,798**	150,213
可供出售金融資產		**3**	3
承資公司借款		**2,940**	6,666
遞延所得稅資產		**17,357**	25,121
		2,154,111	2,259,242
流動資產			
節目、影片版權及電影		**428,338**	442,319
盤存		**10,761**	14,439
貿易應收款及其他應收款、預付款及按金	5	**1,258,142**	1,372,347
可收回之稅項		**2,477**	1,450
抵押銀行存款		**239**	239
三個月後到期之銀行存款		**170,600**	38,026
現金及現金等價物		**1,465,620**	1,559,079
		3,336,177	3,427,899
總資產		**5,490,288**	5,687,141
權益			
本公司股東應佔股本及儲備			
股本	6	**21,900**	21,900
其他儲備	7	**684,763**	669,823
保留盈餘			
一末期股息	13	**–**	635,100
一其他		**4,001,251**	3,518,325
		4,707,914	4,845,148
少數股東權益		**23,620**	23,199
權益總額		**4,731,534**	4,868,347

	附註	二零零七年 六月三十日 未經審核 港幣千元	二零零六年 十二月三十一日 經審核 港幣千元
負債			
非流動負債			
遞延所得稅負債		**123,276**	126,443
退休福利責任		**15,498**	16,515
		138,774	142,958
流動負債			
貿易應付款及其他應付款及應計費用	8	**522,858**	593,994
當期所得稅負債		**97,122**	81,842
		619,980	675,836
負債總額		**758,754**	818,794
權益及負債總額		**5,490,288**	5,687,141
流動資產淨額		**2,716,197**	2,752,063
總資產減流動負債		**4,870,308**	5,011,305

第53頁至第66頁之附註屬本簡明綜合財務資料之一部分。

簡明綜合損益表

截至二零零七年六月三十日止六個月

	附註	未經審核 截至六月三十日止六個月 二零零七年 港幣千元	二零零六年 港幣千元
營業額	3	**1,918,799**	1,887,112
銷售成本		**(841,227)**	(836,048)
毛利		**1,077,572**	1,051,064
其他收益	9	**46,517**	31,056
銷售、分銷及播送成本		**(215,272)**	(227,856)
總務及行政開支		**(252,221)**	(222,912)
其他經營收入		**15,974**	21,092
經營溢利	10	**672,570**	652,444
應佔聯營公司虧損		**(69,418)**	(86,601)
扣除所得稅前溢利		**603,152**	565,843
所得稅開支	11	**(105,462)**	(96,365)
期內溢利		**497,690**	469,478
應歸屬予：			
本公司股東		**497,282**	469,964
少數股東權益		**408**	(486)
		497,690	469,478
按期內本公司股東應佔溢利計算之每股盈利	12	**港幣1.14元**	港幣1.07元
股息	13	**131,400**	109,500

第53頁至第66頁之附註屬本簡明綜合財務資料之一部分。

簡明綜合權益變動表

截至二零零七年六月三十日止六個月

	未經審核				
	本公司股東應佔權益			少數股東權益	總額
	股本 港幣千元	其他儲備 港幣千元	保留盈餘 港幣千元	港幣千元	港幣千元
二零零七年一月一日結餘	21,900	669,823	4,153,425	23,199	4,868,347
匯兑差異	–	584	–	13	597
於權益帳直接確認之收入淨額	–	584	–	13	597
期內溢利	–	–	497,282	408	497,690
期內已確認之收入總額	–	584	497,282	421	498,287
轉撥	–	14,356	(14,356)	–	–
二零零六年度相關股息	–	–	(635,100)	–	(635,100)
二零零七年六月三十日結餘	**21,900**	**684,763**	**4,001,251**	**23,620**	**4,731,534**
二零零六年一月一日結餘	21,900	700,132	3,659,715	23,320	4,405,067
匯兑差異	–	(14,603)	–	27	(14,576)
於權益帳直接確認之(開支)／收入淨額	–	(14,603)	–	27	(14,576)
期內溢利	–	–	469,964	(486)	469,478
期內已確認之收入及開支總額	–	(14,603)	469,964	(459)	454,902
轉撥	–	10,063	(10,063)	–	–
二零零五年度相關股息	–	–	(569,400)	–	(569,400)
二零零六年六月三十日結餘	21,900	695,592	3,550,216	22,861	4,290,569

第53頁至第66頁之附註屬本簡明綜合財務資料之一部分。

簡明綜合現金流量表

截至二零零七年六月三十日止六個月

	未經審核 截至六月三十日止六個月 二零零七年 港幣千元	 二零零六年 港幣千元
營運活動產生的淨現金	**729,122**	731,995
投資活動所用的淨現金	**(188,871)**	(82,941)
融資活動所用的淨現金	**(635,100)**	(569,402)
現金及現金等價物之淨(減少)/增加	**(94,849)**	79,652
一月一日之現金及現金等價物	**1,559,079**	944,670
外幣匯率變動的影響	**1,390**	1,455
六月三十日之現金及現金等價物	**1,465,620**	1,025,777

第53頁至第66頁之附註屬本簡明綜合財務資料之一部分。

1 編製基準

截至二零零七年六月三十日止六個月之未經審核簡明綜合財務資料乃按照香港會計師公會所頒布之香港會計準則第34號「中期財務報告」編製。此未經審核簡明綜合財務資料應與截至二零零六年十二月三十一日止年度之年度財務報表一併參考。

2 會計政策

在編製本財務資料時所採納之會計政策與二零零六年度之年度財務報表所採用的一致，惟本集團採納以下由香港會計師公會頒布之新增、經修訂的準則及詮釋（統稱「新香港財務報告準則」）除外，該等準則於截至二零零七年十二月三十一日止財政年度強制生效。

香港會計準則第1號（修訂）	資本披露
香港財務報告準則第7號	金融工具：披露
香港（國際財務報告詮釋委員會）－詮釋第9號	重新評估嵌入式衍生工具
香港（國際財務報告詮釋委員會）－詮釋第10號	中期財務報告及減值

除對截至二零零七年十二月三十一日止年度之綜合財務報表有披露上之影響外，採納此等「新香港財務報告準則」並不會對本集團造成重大影響。

本集團並無提早採納已頒布但截至二零零七年十二月三十一日止會計期間尚未正式生效的「新香港財務報告準則」。採納此等「新香港財務報告準則」並不會對本集團的會計政策出現重大變動。

3 分部資料

主要報告形式 — 業務分部資料

本集團於世界各地經營五項主要業務分部：

(a) 免費電視廣播 — 免費播放電視節目及招收廣告及節目製作

(b) 節目發行及分銷 — 分銷電視節目及頻道予錄影帶及電視廣播經營者

(c) 海外衛星收費電視業務 — 提供衛星收費電視服務予美國、歐洲及澳洲之用戶

(d) 頻道業務 — 於中國內地、台灣、馬來西亞、香港及其他國家編製及分銷電視頻道

(e) 其他業務 — 流動裝置之內容供應、入門網站、雜誌出版、電影發行與分銷及其他有關服務

本集團分部間的交易主要包括節目及影片版權發行及提供服務。節目及影片版權發行之條款與第三方訂立之條款相似。提供服務之收費是以成本加成法計算或與第三方訂立之條款相似。

3 分部資料(續)

主要報告形式 — 業務分部資料(續)

期內，本集團之營業額及業績按業務分部分析如下：

	截至二零零七年六月三十日止六個月						
	免費電視廣播 港幣千元	節目發行及分銷 港幣千元	海外衛星收費電視業務 港幣千元	頻道業務 港幣千元	其他業務 港幣千元	抵銷 港幣千元	總額 港幣千元
營業額							
對外之銷售	**988,737**	**302,849**	**137,145**	**449,930**	**40,138**	**–**	**1,918,799**
分部間之銷售	**3,658**	**52,173**	**232**	**7,693**	**2,361**	**(66,117)**	**–**
	992,395	**355,022**	**137,377**	**457,623**	**42,499**	**(66,117)**	**1,918,799**
分部業績	**341,157**	**216,077**	**27,207**	**78,796**	**9,335**	**(2)**	**672,570**
應佔聯營公司虧損	**–**	**–**	**–**	**(69,418)**	**–**	**–**	**(69,418)**
扣除所得稅前溢利							**603,152**
所得稅開支							**(105,462)**
期內溢利							**497,690**
以下為損益表所包括的其他分部項目：							
折舊	**99,523**	**3,297**	**4,025**	**16,764**	**627**		**124,236**
攤銷租賃土地	**2,284**	**–**	**–**	**–**	**–**		**2,284**

	截至二零零六年六月三十日止六個月						
	免費電視廣播 港幣千元	節目發行及分銷 港幣千元	海外衛星收費電視業務 港幣千元	頻道業務 港幣千元	其他業務 港幣千元	抵銷 港幣千元	總額 港幣千元
營業額							
對外之銷售	924,899	295,819	119,190	490,118	57,086	–	1,887,112
分部間之銷售	4,582	49,610	209	6,614	2,614	(63,629)	–
	929,481	345,429	119,399	496,732	59,700	(63,629)	1,887,112
分部業績	332,795	206,103	13,525	91,733	8,290	(2)	652,444
應佔聯營公司虧損	–	–	–	(86,601)	–	–	(86,601)
扣除所得稅前溢利							565,843
所得稅開支							(96,365)
期內溢利							469,478
以下為損益表所包括的其他分部項目：							
折舊	96,093	3,588	5,085	24,566	639		129,971
攤銷租賃土地	2,284	–	–	–	–		2,284

3 分部資料(續)

主要報告形式 — 業務分部資料(續)

於二零零七年六月三十日的分部資產及負債，以及截至該日止六個月內的資本開支如下：

	免費電視廣播 港幣千元	節目發行及分銷 港幣千元	海外衛星收費電視業務 港幣千元	頻道業務 港幣千元	其他業務 港幣千元	總額 港幣千元
分部資產	3,621,619	272,511	139,828	934,205	122,059	5,090,222
聯營公司權益	160,205	–	–	(23,407)	–	136,798
可供出售金融資產	–	3	–	–	–	3
承資公司借款	–	2,940	–	–	–	2,940
未分配資產						260,325
總資產						5,490,288
分部負債	249,445	80,570	70,652	122,947	14,742	538,356
未分配負債						220,398
總負債						758,754
資本開支	38,560	911	968	4,253	505	45,197

於二零零六年十二月三十一日的分部資產及負債，以及截至二零零六年六月三十日止六個月內的資本開支如下：

	免費電視廣播 港幣千元	節目發行及分銷 港幣千元	海外衛星收費電視業務 港幣千元	頻道業務 港幣千元	其他業務 港幣千元	總額 港幣千元
分部資產	3,690,330	274,533	123,307	928,840	116,676	5,133,686
聯營公司權益	155,595	–	–	(5,382)	–	150,213
可供出售金融資產	–	3	–	–	–	3
承資公司借款	–	6,666	–	–	–	6,666
未分配資產						396,573
總資產						5,687,141
分部負債	270,272	81,992	71,607	162,016	24,622	610,509
未分配負債						208,285
總負債						818,794
資本開支	22,419	1,621	1,978	30,789	428	57,235

分部資產主要包括物業、器材及設備、租賃土地、無形資產、盤存、應收款及營運現金，但主要不包括可收回之稅項、遞延所得稅及投資。

分部負債包括營運負債，但不包括所得稅項目。

資本開支包括添置物業、器材及設備(附註4)。

3 分部資料(續)

次要報告形式 — 地區分部資料

雖然本集團五項業務分部在世界各地經營，但銷售額來自八個主要地區：

香港	—	免費電視廣播及節目／廣告製作、分銷電視頻道、流動裝置的內容供應、入門網站、雜誌出版、電影發行及分銷與影碟銷售
台灣	—	有線電視頻道服務與電視節目發行及分銷
美國及加拿大	—	電視節目及頻道的發行及分銷與衛星收費電視業務
澳洲	—	電視節目發行及分銷與衛星收費電視業務
歐洲	—	電視節目發行及分銷與衛星收費電視業務
中國內地	—	電視節目及頻道的發行及分銷與衛星電視頻道業務
馬來西亞及新加坡	—	電視節目及頻道的發行及分銷
其他國家	—	主要為電視節目及頻道的發行及分銷

3 分部資料(續)

次要報告形式 — 地區分部資料(續)

期內，本集團之營業額及分部業績按地區分部分析如下：

	營業額 截至六月三十日止六個月		分部業績 截至六月三十日止六個月	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
香港	**1,142,179**	1,088,656	**375,814**	367,324
台灣	**313,374**	363,736	**58,731**	74,708
美國及加拿大	**101,198**	103,983	**56,591**	55,485
澳洲	**42,098**	34,010	**4,076**	(3,044)
歐洲	**50,295**	46,480	**12,784**	10,225
中國內地	**74,104**	68,917	**49,577**	44,167
馬來西亞及新加坡	**181,405**	165,973	**107,861**	94,526
其他國家	**14,146**	15,357	**7,136**	9,053
	1,918,799	1,887,112	**672,570**	652,444

銷售額乃按照客戶所在地區計算，地區分部之間並無任何銷售。

	總資產		資本開支 截至六月三十日止六個月	
	二零零七年 六月三十日 港幣千元	二零零六年 十二月三十一日 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
香港	**4,109,074**	4,141,898	**39,899**	24,230
台灣	**598,789**	614,605	**4,193**	30,681
美國及加拿大	**100,883**	102,757	**75**	662
澳洲	**17,336**	15,447	**749**	324
歐洲	**98,467**	79,520	**189**	1,110
中國內地	**30,765**	34,406	**–**	30
馬來西亞及新加坡	**113,001**	124,053	**–**	–
其他國家	**21,907**	21,000	**92**	198
	5,090,222	5,133,686	**45,197**	57,235
聯營公司權益	**136,798**	150,213		
可供出售金融資產	**3**	3		
承資公司借款	**2,940**	6,666		
未分配資產	**260,325**	396,573		
	5,490,288	5,687,141		

總資產及資本開支均按其所在地分配。

4 資本開支

	商譽 港幣千元	物業、器材及設備 港幣千元	租賃土地 港幣千元
二零零七年一月一日之期初帳面淨值	162,184	1,731,207	183,848
添置	–	45,197	–
出售	–	(172)	–
折舊／攤銷支出(附註10)	–	(124,236)	(2,284)
匯兑差異	378	891	–
二零零七年六月三十日之期末帳面淨值	**162,562**	**1,652,887**	**181,564**
二零零六年一月一日之期初帳面淨值	161,003	1,896,100	188,416
添置	–	57,235	–
出售	–	(443)	–
折舊／攤銷支出(附註10)	–	(129,971)	(2,284)
匯兑差異	933	1,869	–
二零零六年六月三十日之期末帳面淨值	161,936	1,824,790	186,132
添置	–	38,204	–
出售	–	(1,403)	–
折舊／攤銷支出	–	(131,234)	(2,284)
匯兑差異	248	850	–
二零零六年十二月三十一日之期末帳面淨值	162,184	1,731,207	183,848

5 貿易應收款及其他應收款、預付款及按金

	二零零七年 六月三十日 港幣千元	二零零六年 十二月三十一日 港幣千元
應收款：		
聯營公司	**251,248**	231,069
有關連人士	**63,947**	63,865
貿易應收款(附註)	**799,316**	952,998
	1,114,511	1,247,932
減：應收款減值撥備	**(81,381)**	(74,001)
其他應收款、預付款及按金	**157,256**	150,865
儲税券	**67,756**	47,551
	1,258,142	1,372,347

附註：
本集團實施信貸政策管理，向本集團大部分符合信貸評估標準的客戶提供四十日至六十日之平均信貸期，其餘客戶則需貨到付款、預付款或須銀行擔保。

於二零零七年六月三十日及二零零六年十二月三十一日，包括來自聯營公司及有關連人士之貿易應收款帳齡分析如下：

	二零零七年 六月三十日 港幣千元	二零零六年 十二月三十一日 港幣千元
即期	**384,266**	443,681
一至兩個月	**231,341**	258,383
二至三個月	**140,758**	173,324
三至四個月	**76,819**	95,638
四至五個月	**38,778**	57,153
五個月以上	**240,287**	217,491
	1,112,249	1,245,670
貿易應收款：		
第三方	**799,316**	952,998
聯營公司及有關連人士	**312,933**	292,672
	1,112,249	1,245,670
應收有關連人士的非貿易款項	**2,262**	2,262
	1,114,511	1,247,932

6 股本

	每股面值港幣0.05元之普通股數目	面值港幣千元
法定：		
二零零六年及二零零七年一月一日及二零零七年六月三十日	**1,300,000,000**	**65,000**
發行及實收：		
二零零六年及二零零七年一月一日及二零零七年六月三十日	**438,000,000**	**21,900**

7 其他儲備

	股份溢價港幣千元	普通儲備港幣千元	資本儲備港幣千元	法定儲備港幣千元	資本贖回儲備港幣千元	匯兌儲備港幣千元	總額港幣千元
二零零六年一月一日結餘	602,026	70,000	864	19,407	40,118	(32,283)	700,132
匯兌差異：							
一本集團	–	–	–	–	–	(14,603)	(14,603)
轉撥自保留盈餘	–	–	–	10,063	–	–	10,063
二零零六年六月三十日結餘	602,026	70,000	864	29,470	40,118	(46,886)	695,592
匯兌差異：							
一本集團	–	–	–	–	–	(31,693)	(31,693)
轉撥自保留盈餘	–	–	–	5,924	–	–	5,924
二零零六年十二月三十一日結餘	602,026	70,000	864	35,394	40,118	(78,579)	669,823
二零零七年一月一日結餘	602,026	70,000	864	35,394	40,118	(78,579)	669,823
匯兌差異：							
一本集團	–	–	–	–	–	584	584
轉撥自保留盈餘	–	–	–	14,356	–	–	14,356
二零零七年六月三十日結餘	**602,026**	**70,000**	**864**	**49,750**	**40,118**	**(77,995)**	**684,763**

8 貿易應付款及其他應付款及應計費用

	二零零七年 六月三十日 港幣千元	二零零六年 十二月三十一日 港幣千元
貿易應付款：		
聯營公司	**3,985**	5,157
有關連人士	**243**	109
第三方	**60,948**	80,104
	65,176	85,370
其他應付款及應計費用	**457,682**	508,624
	522,858	593,994

於二零零七年六月三十日及二零零六年十二月三十一日，包括應付予聯營公司及有關連人士之貿易應付款帳齡分析如下：

	二零零七年 六月三十日 港幣千元	二零零六年 十二月三十一日 港幣千元
即期	**39,055**	48,181
一至兩個月	**16,605**	22,253
二至三個月	**6,135**	8,433
三至四個月	**1,224**	3,437
四至五個月	**397**	866
五個月以上	**1,760**	2,200
	65,176	85,370

9 其他收益

	截至六月三十日止六個月 二零零七年 港幣千元	 二零零六年 港幣千元
利息收入	**40,007**	24,834
其他	**6,510**	6,222
	46,517	31,056

10 經營溢利

以下項目已於期內經營溢利支銷／(計入)：

	截至六月三十日止六個月 二零零七年 港幣千元	 二零零六年 港幣千元
折舊－自置物業、器材及設備	**124,236**	129,971
租賃土地攤銷	**2,284**	2,284
節目、影片版權、電影及盤存成本	**547,221**	527,126
匯兑收益淨額	**(15,974)**	(21,092)

11 所得稅開支

香港利得稅乃按照期內估計應課稅溢利以稅率17.5%(二零零六年：17.5%)撥備。海外溢利之稅款則根據期內估計應課稅溢利按本集團經營業務國家之現行稅率計算。

在簡明綜合損益表支銷之所得稅如下：

	截至六月三十日止六個月 二零零七年 港幣千元	 二零零六年 港幣千元
當期所得稅：		
－香港	**84,763**	73,892
－海外	**16,193**	19,084
－過往期間撥備(剩餘)／不足	**(188)**	333
遞延所得稅暫時差異的產生及轉回	**4,694**	3,056
	105,462	96,365

有關香港稅務局(「稅務局」)就本集團有關一九九八／九九、一九九九／二零零零及二零零零／零一課稅年度提出之利得稅補加評稅，請參閱附註14(b)或有負債中的披露。

12 每股盈利

每股盈利乃按股東應佔本集團溢利港幣497,282,000元(二零零六年：港幣469,964,000元)及截至二零零七年及二零零六年六月三十日止六個月內已發行股份438,000,000股計算。由於沒有發行具攤薄性的潛在股份，因此毋須列出全面攤薄的每股盈利。

13 股息

	截至六月三十日止六個月 二零零七年 港幣千元	二零零六年 港幣千元
擬派中期股息每股普通股港幣0.30元（二零零六年：港幣0.25元）	**131,400**	109,500

於二零零七年三月二十一日舉行之會議上，董事局建議派發截至二零零六年十二月三十一日止年度之末期股息每股普通股港幣1.45元，共港幣635,100,000元。此股息已於二零零七年六月六日派付，並於截至二零零七年六月三十日止六個月之簡明綜合財務資料列作保留盈餘分派。

14 或有負債

	二零零七年 六月三十日 港幣千元	二零零六年 十二月三十一日 港幣千元
(a) 為一承資公司作出擔保以取得銀行融資	**9,580**	8,675

(b) 税務局就本集團的海外節目發行及分銷業務的溢利發出一九九八／九九、一九九九／二零零零及二零零零／零一課税年度的保障性利得税評税通知書，本集團已提出反對。在評税總金額中，本集團就上述三個課税年度分別購買港幣23,990,000元、港幣23,561,000元及港幣20,205,000元的儲税券而獲得有條件緩繳税款，同時亦獲得無條件緩繳該三個課税年度分別為港幣74,287,000元、港幣75,015,000元及港幣96,551,000元的餘下評税金額。本集團認為反對理據充分，並決定為本集團之立場晢力抗辯。因此，本集團認為並無必要作出額外的税項撥備。

15 資本承擔

物業、器材及設備之承擔數目如下：

	二零零七年 六月三十日 港幣千元	二零零六年 十二月三十一日 港幣千元
經批准惟未簽約	**750,935**	792,171
經簽約惟未撥備	**27,861**	28,461
	778,796	820,632

16 重大有關連人士交易

(a) 與有關連人士的交易

以下為期內本集團於其正常業務中與有關連人士進行重大交易的概要：

	附註	截至六月三十日止六個月 二零零七年 港幣千元	二零零六年 港幣千元
出售服務：			
聯營公司			
節目／頻道特許費	(i)	**101,563**	96,644
頻道包裝服務費	(i)	**900**	1,298
廣告收入	(i)	**104**	3,245
租金收入及相關開支	(i)	**3,193**	3,181
其他	(i)	**1,554**	1,391
其他有關連人士			
節目／頻道特許費	(ii)	**95,784**	70,033
廣告代理費	(ii)	**22,253**	18,822
管理費	(ii)	**16,748**	15,560
市場推廣及諮詢服務費	(ii)	**4,312**	–
設施服務費	(ii)	**1,362**	–
頻道特許費	(iii)	**586**	–
廣告收入	(iv)	–	2,591
		248,359	212,765
購買服務：			
聯營公司			
放送及衛星訊號上傳服務	(i)	**(17,276)**	(18,043)
其他	(i)	**(2,220)**	(650)
其他有關連人士			
節目／頻道特許費	(v)	**(729)**	(1,661)
代理費	(vi)	**(108)**	(1,713)
		(20,333)	(22,067)

附註：

(i) 此等費用是由本公司的聯營公司無綫收費電視有限公司(「無綫收費電視」)支付／(收取)。

(ii) 此等費用是由MEASAT Broadcast Network Systems Sdn. Bhd.支付。該公司為本公司多家非全資附屬公司的少數股東的聯繫人士。

(iii) 此等費用是由All Asia Multimedia Networks FZ-LLC支付。該公司為本公司多家非全資附屬公司的少數股東的聯繫人士。

16 重大有關連人士交易(續)

(a) 與有關連人士的交易(續)

附註：

(iv) 此等費用是由本公司董事的聯繫人士聲寶－樂聲(香港)有限公司(「聲寶－樂聲」)支付。聲寶－樂聲透過其廣告代理於本公司訂購本公司香港電視頻道播放廣告時段，由二零零六年六月二十日起至二零零六年九月二十三日止，扣除代理佣金、大額回扣及折扣後，總值為港幣5,569,000元。截至二零零六年六月三十日止六個月內所產生之廣告收入為港幣2,591,000元。

(v) 此等費用是由Celestial Television Networks Ltd.收取，該公司為本公司多家非全資附屬公司的少數股東的聯繫人士。

(vi) 此等費用是由Celestial Productions Limited收取，該公司為本公司多家非全資附屬公司的少數股東的聯繫人士。

(b) 主要管理人員酬金

	截至六月三十日止六個月 二零零七年 港幣千元	二零零六年 港幣千元
薪金及其他短期僱員福利	**9,370**	11,146

(c) 有關連人士結餘

	二零零七年 六月三十日 港幣千元	二零零六年 十二月三十一日 港幣千元
應收聯營公司款項(附註(i))	**251,248**	231,069
應收其他有關連人士款項(附註(ii))	**63,947**	63,865
	315,195	294,934
應付聯營公司款項	**3,985**	5,157
應付其他有關連人士款項	**243**	109
	4,228	5,266

附註：

(i) 本集團已於二零零七年六月三十日為應收聯營公司款項作出減值撥備共港幣1,812,000元(二零零六年十二月三十一日：港幣1,803,000元)。

(ii) 本集團已於二零零七年六月三十日為應收其他有關連人士款項作出減值撥備共港幣2,262,000元(二零零六年十二月三十一日：港幣2,262,000元)。

16 重大有關連人士交易(續)

(d) 貸款予有關連人士

	二零零七年六月三十日 港幣千元	二零零六年十二月三十一日 港幣千元
承資公司		
期／年初	**6,666**	6,712
已收借貸還款	**(4,218)**	–
利息收費	**211**	480
已收利息	**(211)**	(516)
匯兌差異	**492**	(10)
期／年終	**2,940**	6,666
聯營公司		
期／年初	**155,595**	144,069
墊付借貸	**50,000**	–
利息收費	**6,004**	11,526
期／年終	**211,599**	155,595

承資公司的借款為無抵押、按加元最優惠利率加2%計算年息及無固定還款期。

向聯營公司無綫收費電視貸款合共港幣115,564,000元乃無抵押貸款，按年息8%以複利計算。根據於二零零七年四月訂立之重組及按揭契據，無綫收費電視可延遲至二零零八年八月十八日或之前以一筆過方式償還其負債(包括本金金額及截至二零零七年二月十九日之累計利息)及其後該負債的所有累計利息。無綫收費電視同意支付按三個月香港銀行同業拆息加年息1厘計算的利息，而負債以資產抵押。

於二零零七年三月十二日，向聯營公司，無綫收費電視控股有限公司(「無綫收費電視控股」)提供無抵押貸款港幣50,000,000元，按香港上海滙豐銀行有限公司所報之最優惠借貸利率加年息1.5%計算利息，並將於二零零九年二月二十八日悉數償還。

17 結算日後事項

二零零七年八月十日，本公司全資附屬公司TVB Satellite TV Holdings Limited與一獨立第三方簽訂有條件買賣協議，以港幣140,000,000元的現金代價出售無綫收費電視控股217,173,552股股份，相等於該公司20%股本權益。根據《廣播條例》及無綫收費電視控股全資附屬公司無綫收費電視現時持有的本地收費電視節目服務牌照的規定，是項交易須得到廣播事務管理局及／或行政長官會同行政會議的批准。是項交易完成後，本集團將擁有無綫收費電視控股的29%股本權益。

獨立
審閱報告

致電視廣播有限公司董事局

(於香港註冊成立之有限公司)

引言

本核數師已審閱載於第48頁至第66頁之中期財務資料，包括電視廣播有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)截至二〇〇七年六月三十日之簡明綜合資產負債表及截至該日止六個月之相關簡明綜合損益表、權益變動表及現金流量表，以及主要會計政策概要及其他附註說明。香港聯合交易所有限公司主板證券上市規則規定，上市公司之中期財務資料的編製須符合相關條文及香港會計師公會頒布之香港會計準則第34號「中期財務報告」的規定。貴公司董事須根據香港會計準則第34號「中期財務報告」編製及呈列中期財務資料。本核數師之責任是根據審閱結果，對中期財務資料提出結論，並按照雙方所協定之委聘書條款向閣下報告，除此之外本報告別無其他目的。本核數師不會就本報告之內容向任何其他人士負上或承擔責任。

審閱範圍

本核數師已按照香港會計師公會所頒布之香港審閱準則第2410號「由實體的獨立核數師執行的中期財務資料審閱」進行審閱工作。審閱中期財務資料主要包括向負責財務和會計事務之人員作出查詢，及進行分析和其他審閱程序。由於審閱的範圍遠較根據香港審計準則進行審核之範圍為小，故本核數師未能保證我們將知悉在審核中可能被發現之所有重大事項。因此，本核數師不會發表審核意見。

審閱結論

按照本核數師的審閱，我們並無發現任何事項，致使本核數師相信中期財務資料在各重大方面未有根據香港會計準則第34號「中期財務報告」而編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零零七年八月二十九日

Television Broadcasts Limited
電視廣播有限公司

TVB CITY, 77 CHUN CHOI STREET
TSEUNG KWAN O INDUSTRIAL ESTATE
KOWLOON, HONG KONG

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